1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 30, 2015	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

2014 Social Responsibility Report March 27, 2015

Statement of the Report We hope that by means of announcing the Social Responsibility Report, the issues and inadequacies of the performance of social responsibilities by the company can be reviewed, the experience and learning of the company can be summarized and shared, and we can have a fair, comprehensive and in-depth communication to the largest extent with the stakeholders, all organizations and people who care for and are concerned about the development of the Company, enhance trust and cooperation, promote sustainable development and progress of the society. Report subject: Yanzhou Coal Mining Company Limited Time scope: 1 January 2014 to 31 December 2014, in view of the continuity and comparability of the information disclosed, the time of some information contents disclosed is clawed back earlier or extended later. Report scope: Yanzhou Coal Mining Company Limited and its subsidiaries. Basis of preparation: The report has been prepared by abiding by the relevant requirements of the “Notice on Enhancing the Undertaking of Social Responsibilities of Listed Companies” and the “Guidelines on the Disclosure on Environmental Information of Listed Companies” of Shanghai Stock Exchange, and the “Guidelines on Environmental Protection, Social and Governance Report” of The Hong Kong Stock Exchange, taking references from the standards of the “Guidelines on Sustainable Development Report” of Global Reporting Initiative (GRI), the “ISO26000 Social Responsibilities Guidelines” of the International Standards Organization etc. Sources of information: Documents, statistics reports of the company and the summary of performance of social responsibilities by the subsidiaries. All the information has been reviewed by the management of Company, if there are any discrepancies in the information with that disclosed in the annual report, these are due to different statistic methods, measurement units and focuses of disclosure, the annual report shall prevail. Abbreviations: To facilitate expression, in the report “we”, the “company”, “Yanzhou Coal Mining” refer to “Yanzhou Coal Mining Company Limited”. Language versions: The report is published in simplified Chinese, traditional Chinese and English versions, should there be any discrepancies, the simplified Chinese version shall prevail. To obtain the report: Office of the Secretary to the Board, Yanzhou Coal Mining Company Limited 298 Fushan South Road, Zoucheng City, Shandong Province, PRC, Zip: 273500 Tel: (86 537) 5382319 Fax: (86 537) 5383311 E-mail Address: yzc@yanzhoucoal.com.cn Official Website: http://www.yanzhoucoal.com.cn Website in China: http://www.sse.com.cn Websites outside China: http://www.hkexnews.hk

Table of contents 2 Chairman’s statement 6 Company profile 8 Corporate Governance 15 Concept 16 Social responsibility view 17 Social responsibility management 19 Communication with stakeholder 21 Implementation 22 Operation · Drive 56 Safety · production 23 Layout of industry 57 Safety culture 24 Effective production 58 Prevention & control system 28 Marketing management 61 Emergency management 31 Innovation development 62 Care · Staff 36 Information integration 63 Protect of rights and interests 38 Cooperation · Win-win 65 Occupational health 39 Investor relationship 66 Staff training 40 Supplier satisfaction 67 Staff development 42 Client satisfaction 68 Care for employees 45 Mutual benefit and cooperation with stakeholders 70 Reciprocation · society 46 Green · development 71 Ideal homeland 47 Set up a green management platform 72 Social welfare 49 Promote energy conservation & emission reduction 74 Partnership support 51 Facilitate green production 54 Establish eco-civilized mining area 75 Achievements 76 Operating results 80 Social contribution 78 Environmental performance 82 Main Honors in 2014 83 2015 Outlook Index

2 Chairman’s statement Mr Li Xiyong, Chairman Located at the home land of Confucius and Mencius, Yanzhou Coal Mining upholds the corporate mission of “Contribute light and heat, create value”, consistently integrates corporate social responsibilities with corporate management and development strategy to create value for our shareholders, clients, employees and our community. In 2014 due to dramatic adjustments and changes of the economic situation home and abroad, traditional energy sector, especially the coal industry experienced the most severe crisis in the decade. Being a multinational coal player based on traditional energy with coal assets located worldwide, Yanzhou Coal Mining faced unprecedented difficulties and challenges. However, the Company achieved sustainable and healthy development while it was coping with the crisis by insisting on seeking opportunity in crisis, transforming to survive, squeezing cost, increasing profits and productivity through innovation. The Company maintained stable social contribution by realizing the full potential of cost reduction and profit making. We flexibly implemented marketing synergy and product structure optimization and efficiency creation tactics, the output and sales volume of coal of the year was 123 million tonne, sales revenue was RMB 60.4 billion, recording another historic high; unit cost per ton of coal mines of Headquarter reduced RMB13 by implementing whole process value recreation Yanzhou Coal Mining Company Limited

3 project of increasing speed, quality and productivity through minimizing development heads, long-wall work-face and production systems; net income attributable to the parent company was RMB 766 million taxes paid for the year were RMB 6.3 billion Asset value ratio increased by 7.13 percentage point YOY basis, we performed the social and economic responsibilities properly. The Company was ranked among Top 250 global energy companies and Top 20 Asian companies with rapid growth. The Company operating results has increased steadily by promoting management model innovation. We stressed innovative development ideas, changed development approaches, implemented business model innovation and built up global integration marketing strategic structure. Yanzhou Coal Mining was the first company to have established applied marketing efficiency model in the coal industry and the first coal company in Shandong Province to have actualized futures online trading, coal online transactions. The company has achieved breakthrough on coal conversion, and thus the Company is changing from a product provider to a value-added service provider. We insisted on optimization allocation of all kinds of resources, market-oriented operation in overall systems and value recreation in the whole process, implemented organizational restructure and resources consolidation, realized collaborative configuration of internal-market and outside market chain, industrial chain, supply-demand chain, actualized increase in post value, employee income and company profit to its maximum limit. We enhanced capital operation and strengthened cooperation with financial facilities, established fund raising and leasing platform to promote industrial and financial combination with complimentary development. The company won National Quality Award for the second time with highest comprehensive assessment score. Yanzhou Coal Mining continued to be well positioned in the coal industry with competitive advantages. Focused on eco-friendly and energy saving, the Company promoted all-round green low-carbon ecological civilization mining area construction, persisted in introducing clean coal technology and implementing resource clean mining and comprehensive utilization. We accomplished the washing process technical revamping of 7 existing wash plants in the headquarters area. As a results, all produced coal was washed with annual washing capacity of 36.5million ton and clean coal products ratio reached 54%. At the same time, the Company accomplished technical revamping of 13 energy-saving and eco-friendly projects to have saved 7500 tons of standard coal. SO2, NOx, COD, NH3-N emission decreased 14.8%,17.2%, 70.3% and 39%, respectively. 2014 Social Responsibility Report

4 Chairman’s statement Mr Li Xiyong, Chairman Yanzhou Coal Mining kept a leading figure in China in terms of eco-friendly and energy saving index and kept the title of “China Eco-friendly Enterprise”. Xinglongzhuang Coal Mine and Jining III Coal Mine were rated as National Green Mines. The Company’s “Eco-friendly mining area assessment system structure and innovation practice” won Special Award for coal company management innovation results. Yanzhou Coal Mining has deepened the safety risk prevention and control management to make the company intrinsically safe. We have firmly established the concept of safety is the “red line” as well as the “bottom line”. We have always put safety production as top priority in business development. Safety production responsibilities were delegated to each production unit to enhance basic safety management, to strengthen safety risks comprehensive assessment to increase employees safety quality and hence to protect employees occupational safety and health. Altogether 7 coal mines maintained national special grade, of which 3 mines maintained national grade one safe and highly efficient underground coal mines, the safety level were maintained at a leading position among its counterparts. Yanzhou Coal Mining has taken great care of its employees and let the employees to grow with the Company. We have pushed on reforms on market-oriented employment and remuneration mechanism, carried out thorough post and level management to provide our employees with a broad stage for growth. Closely following new urbanization construction step and making good use of national policy on shanty area transformation, the Company has fastened construction speed of comfortable housing protects and accomplished accumulated 181,600 square meters area, making 1450 households benefited from the projects. The Company promoted the application of heavy and high-reliability mining equipment with production automation and intelligence and led to the huge reduction of labor intensity and improvement of work environment. We cared about our employees’ physical and psychological health by organizing the health recuperation for the front line workers for years. More than 5000 front line miners enjoyed paid health recuperation. In order to enrich our employees’ spare time activities, the Company invested RMB 3.05 million on the establishment of 17 E-libraries and purchase of recreational facilities for the employees who worked in remote areas. The Company injected RMB 4.76 million to set up “Relief fund” to have helped 3100 employees to solve their difficulties. Yanzhou Coal Mining has undertaken social responsibilities and was keen on charity. We Yanzhou Coal Mining Company Limited

5 participated in the poverty alleviation project for villages in Shandong province, completed the entire relocation of 6 villages. We endeavored to integrate the realization of both economic and social benefits and carried on the rehabilitation and eco-recovery of subsidized mining areas. We carried out “Donation Day” activity with all the raised fund of RMB 1.03 million used in charity and relief projects. In the process of external areas and overseas business development, the Company actualized localization, actively participated in local social welfare and made contribution to the communities with win-win development. The Company has established good brand and social image in the coal industry home and abroad. Year 2015 will be vital for Yanzhou Coal Mining to seize the new trend, to cope with the New Normal and to cultivate new strength for breakthrough. Faced with harsh market conditions and tough development missions, we will keep firm faith in “being led by innovation, driven by value with excellent brand”, aiming at the industrial direction of “coal-based business diversification with coal business becoming better and stronger, innovation in clean coal energy, optimization of non-coal business development, collaborative development of modern services”, push forward innovation and upgrading of industrial chain, operational mode and core technologies. Yanzhou Coal Mining will be practically shaped into a leader in clean coal utilization and global comprehensive service provider. We will endeavor to make new contribution to national energy and mining sector and to create long-standing and stable value for our shareholders, clients, staff and the society. Chairman: Mr Li Xiyong Zoucheng City · China, 27 March 2015 2014 Social Responsibility Report

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Introduction of the Company

With headquarters located at Zoucheng city, Shandong Province, Yanzhou Coal Mining Company Limited was set up by Yankuang Group Company Limited itself in 1997, it is an integrated international energy company with coal operation as its base. Yanzhou Coal Mining was listed successively in three places, namely New York, Hong Kong and Shanghai since 1998. In June 2012 its controlled subsidiary, Yancoal Australia Limited was listed on the stock exchange in Australia. Yanzhou Coal Mining is one of the coal suppliers with the best safety level in China, and is the only coal company listed in four 4 overseas places and the company with the highest degree of internationalization of China.

For years, Yanzhou Coal Mining has always been insisting on using industrial operation as the basis, using capital operation to foster development, leveraged on the capital market to actively push forward the optimization and ugrade of the industry structure and adjustment of layout, it has successively issued five rounds of shares, five rounds of bonds, and carried out over ten strategic acquisitions, it became one of the listed companies in China which had the highest utilization rate of the capital market of China, it achieved expansion of scale, expansion of the industry, regional expansion and brand enhancement.

In 2014, the total coal production of Yanzhou Coal Mining reached 72.6 million tonnes, sales revenue was RMB 60.4 billion, representing an increase of RMB 4 billion as compared with that of 2013, total profits were RMB 1.6 billion; as at the end of 2014 total asset of Yanzhou Coal Mining reached RMB133.1 billion, it possessed 21 production mines, 10 coal exploration mine projects under construction in China and overseas, its interest in coal resource quantity was 13.6 billion tonnes.

Organization structure


Shareholders' meeting
Board of Supervisors
Board of Directors
Board of Directors Audit Committee
Board of Directors Remuneration Committee
Board of Directors Nomination Committee
Board of Directors Strategy & Development Committee
Senior Management
Secretatiat to the Board of Directors
General Office
Human Resourcesc Department
Finance Department
Planning & Development Department
Audit & Rick Department
General Control Centre
Safety Monitoring Department
Production Technology Department
Ventilation & Prevention Department
Geological Surveying Department
Mechanical & Electrical, Environment Protection Department
Relocation Office
Wholly-owned coal mines & operation branches
Wholly-owned subsidiaries
Controlled subsidiaries

Yanzhou Coal Mining Company Limited

7

At present, the operation domain of Yanzhou Coal Mining has expanded from just coal to refined coal processing, electricity, railway transport, inland navigation and potash resources development etc; the operation areas have expanded from Shandong to Shaanxi province, Shanxi province, Inner Mongolia Autonomous Region, Australia and Canada.

Yanzhou Coal Mining was the only Chinese coal company which was awarded the "Asia Quality Excellence Award"; and was the first listed coal company in the world which was evaluated by the international rating agency as "investment grade".


Nantun coal mine
Xinglongzhuang coal mine
Baodian coal mine
Dongtan coal mine
Jining II coal mine
Jining III coal mine
Beisu coal mine
Yangcun coal mine
Railway Transportation Department
Coal Processing Management Centre
Materials & Goods Supply Centre
Complex Mining Machinery Management Centre
Coal Quality Operation & Sales Department
Mine Rescue Team
Safety Skill Training Centre
Jidong Property Service Centre
Shandong Coal Technology Institute
Yanzhou Coal Shanxi Neng Hua Company Limited
Yanzhou Coal Yulin Neng Hua Company Limited
Yanzhou Coal Ordos Neng Hua Company Limited
Yancoal International (Holding) Co., Limited
Shandong Zhongyin Logistics and Trade Company Limited
Duanxin Investment Holding (Beijing) Company Limited
Yanmei Heze Neng Hua Co., Ltd.
Shandong Hua Ju Energy Co., Ltd.
Inner Mongolia Haosheng Coal Mining Co., Ltd.
Shandong Yanmei Shipping Co., Ltd
Zhongyan Trading Co., Ltd. of Qingdao Bonded Area
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd
Shandong Coal Trading Centre Co., Ltd
Yancoal Australia Limited
Zhongyin Financial Leasing Company Limited
Shanxi Heshun Tianchi Energy Company Limited
Tianchi coal mine
0.6 million tonnes methanol project
Anyuan coal mine
Inner Mongolia Xintai Coal Mining Company Limited
Wenyu coal mine
0.6 million tonnes methanol project (under construction)
Yingpanhao coal mine (under construction)
Zhuanlongwan coal mine (under construction)
Yancoal International (Sydney) Pty Ltd
Yancoal International Trading Co., Limited
Yancoal International Technology Development Co., Limited
Yancoal Internatioanl Resources Development Co., Limited
Yancoal Luxembourg Energy Holding Co., Limited
Yancoal Canada Resources Co., Ltd
Yancoal Energy Pty Ltd.
Cameby Downs coal mine
Premier Coal Holdings Ltd.
Premier coal mine
Zhaolou coal mine
Wanfu coal mine (under construction)
Shilawusu coal mine (under construction)
Austar Coal Mine Pty Limited
Gloucester Coal limited
Austar coal mine
Yarrabee coal mine
Ashton coal mine
Moolarben coal mine
Gloucester mines
Middlemount coal mine
Donaldson coal mine

2014 Social Responsibility Report

8 Corporate governance The Company has set up a more standardized and stable corporate governance mechanism according to the “Company Law of the People’s Republic of China”, the “Securities Law of the People’s Republic of China”, the provisions of supervision of the listed companies in China and overseas countries and the requirements of modern company system, followed the principles of transparency, accountability, protection of the interests of all shareholders. 1 The Company has set up a corporate governance structure comprising the shareholders’ meeting, Standardized operation board of directors, supervisory board and the management, forming a mutually coordinating and mutually restraining mechanism of clear responsibilities and duties, standardized operation of the authority body, decision-making body, supervisory body and the management. Special committees, namely the Strategy and Development Committee, Nomination Committee, Audit Committee and Remuneration Committee have been set up under the Board of Directors. The Company has set up a system of independent directors than many other companies by referring to the international practice. The Company has set up an internal governance system with the standardized operation of the “shareholders’ meeting, board of directors, supervisory board”, independent directors, information disclosure, protection of investors, connected transactions and internal control according to the requirements of the listing rules of the regulatory bodies in China and overseas countries under the principles of openness, fairness and justice to ensure that corporate governance level will continue to be enhanced. The regulatory provisions of China and overseas countries on the governance operation of a legal person very, the Company has established the terms according to the more stringent supervision of the “Articles of Association” and the internal governance system of the Company based on its own situations, this ensures that as long as it executes matters according to the “Articles of Association” and the internal governance system, it will comply with the regulatory requirements at home and abroad. The Company closely watches the standardization of the securities market and its progress of adopting the rule of law, it proactively improves the governance structure of the legal person to ensure that the operation of the Company will continue to comply with and appropriate to the law and regulations and the provisions of the supervision of places of listing and continuously enhance the and results and governance level of corporate governance. The shareholders’ meeting, board Yanzhou Coal Mining Company Limited

9 of directors, supervisory board and the management all exercise their rights and perform their duties according to their respective statutory authority and the proceedings, in 2014 the Company arranged and convened 5 shareholders’ meetings, 9 board meetings, 4 meetings of the supervisory board, all the meeting convening procedures, poll procedures conformed to the relevant provisions of the Articles and proceedings of the Company, and all the poll results were legal and valid. In 2014 the Company made timely improvement to the corporate governance system according to the new regulatory provisions of China and overseas countries. It revised the terms in “Articles of Association”, “the Rules of Procedure for Shareholders’ Meetings”, “the Rules of Procedure for Board Meetings”, “the System of Work of the Independent Directors”, “the Rules for Connected Transactions of the Company”, “the Rules for Disclosure of Information”, “the Rules for the Management of Relationships with Investors”, and “the Rules for the Management of Raised Funds”, all together 8 rules and systems. The company made new “Rules for Internal Reporting System of Material Information” to standardize and improve internal communication mechanism of material information. We actively pushed forward the training of the management, continued to enhance the legal awareness, awareness of sense of responsibility and self-discipline awareness of the directors, supervisors and senior management of the Company. We arranged for the directors and supervisors to attend the relevant continuous training organized by the regulatory bodies, and arranged the learning of the newly promulgated rules and regulations in time; sorted out and reported breaches of the capital market under investigation etc, enhanced the awareness of standardized operation of the management of the Company, facilitated the enhancement of scientific decision-making of the board and corporate governance level. In order to motivate directors, supervisors and the senior management to perform their duties diligently, hedge against the legal risks caused by performance of duties, since 2008, the Company has taken out directors’ and officers’ liabilities insurances for the directors, supervisors and the senior management of the Company. In November 2014 we were awarded the Tenth Session (Year 2013) of Golden Round Table Prize – Excellent Board of Directors by the Board of Directors Magazine Agency. 2014 Social Responsibility Report

10 Corporate governance 2 2.1 Internal control system Internal control In 2006 the Company followed the requirements of Sarbanes-Oxley Act of US, the “Guidelines for Internal Control of Listed Companies” of the Shanghai Stock Exchange, and the “Listing Rules” of The Hong Kong Stock Exchange to set up an effective operating internal control system. Since 2011 the Company officially executed the “Guidelines for the Internal Control of Companies” jointly released by the five commissions and departments such as the Finance Department. The Company followed the above provisions, in order to enhance the results of the internal control work, it considered the actual situations of the Company and formulated the working rules of internal control, like the “Yanzhou Coal Mining Company Limited Design & Application of Internal Control” in 2007, it formulated the “Yanzhou Coal Mining Company Limited Standards for Quantitative Appraisal of Internal Control” in 2010, it formulated the “Yanzhou Coal Mining Company Limited Basic Standards for Internal Control” in 2011, it formulated the “Yanzhou Coal Mining Company Limited Administrative Measures (Pilot) for the Operation of Internal Control” in 2014, it continued to improve the management system and operation work flow of internal control. The Board of the Company was in charge of setting up a complete internal control system and its effective implementation, the Audit Committee of the Board of the Company was in charge of reviewing, supervising the effective operation, continuous improvement and self-appraisal of the internal control system of the Company, coordinating the audit of the implementation status of internal control of the Company by the external auditing firm and other related matters. The Supervisory Board carried out supervision of the setting up and implementation of internal control by the Board. The management was in charge of arranging and leading the daily operation of internal control of the Company. The Company set up special body to be in charge of the daily operation and supervisory management of internal control, the Audit Department of the Board, Finance Department, Risk Management Department, Human Resources Department, Mechanical & Electric Department, Coal Quality Operation & Sales Department were the major participating departments of the setting up and operation of internal control. Yanzhou Coal Mining Company Limited

11 Dynamic Self Warning Strategy Assessment legal Investment Risk Management Operation Market Effect Fiance Dynamic Supervision Management 2.2 Risk management In 2014 the Company conducted risks identification and assessment with new thinking focusing on six major aspects, namely strategy, investment, market, finance, operation and law. We strengthened the supervision of the risk management process of the major confirmed risks and delegated the control power to different levels. We took the “3 reduction and 3 promotion” activities as cutting-in points, paid attention to the control points of major risks and strengthened implementation measures to ensure effective control and management of major risks. The Company carried out the risk management at the coal mine (plant) level with innovative spirit and changed the risk management from “risk revealing type” to “risk alert type”, from “passive preventative type” to “proactive preventative type”. The risks pre-alert and pre-prevention at the front line level were implemented unceasingly. Our Baodian coal mine integrated risk management into over-all operation process by issuing documents on risk control and management, delegating the responsibilities of identification of not-allowed factors causing major risks to corresponding organizations who will in accordance make detailed control and management plans to conduct real time monitoring. We pushed forward the risk management to be conducted at the front line extensively and made it as detailed daily routine. 2014 Social Responsibility Report

12 Corporate governance 2 2.3 Results of internal control Internal control Each year the Board assesses the effectiveness of the running of the internal control system of the Company on a regular basis, and hires an overseas annual audit accountant to assess whether the internal control system of the Company meets the requirements of the Sarbanes-Oxley Act of US. As such in 2013 the Company hired an annual audit accountant in China to conduct an assessment as to whether the establishment of the internal control system in the financial report met the overseas regulatory requirements and the effectiveness of its running. The Company hired ShineWing to carry out a review and assessment of the effectiveness of the internal control of the financial report, it was of the view that on 31 December 2014 the Company followed the relevant provisions of the Basic Standards for Internal Control of the Company and maintained effective internal control of the financial report to all major aspects. In the Seventh Meeting of Fifth Session of Board of Directors held on 27 March 2015 an assessment of the effectiveness of the internal control for the year 2014 was carried out. The Board assessed and thought that the internal control system of the Company was complete, the execution was effective, no major defect in the design or execution aspects of the internal control was found. 2.4 Anti-corruption & bribery In 2014,to meet the requirement for business transformation and development of the Company, we actively took all kinds of related measures to carry out our obligations and deliver our targets on anti-corruption bribery. After extensive work, we achieved effective results on anti-corruption bribery, which in return laid a solid foundation for corporate restructure and business transformation development. We kept on daily education on anti-corruption bribery, dispatched 3170 copies of “Clean Party and Incorrupt Government” and “China Supervision” magazines, held 47 seminars on anti-corruption bribery, conducted 39 training classes, 13 times of warning education and played 16 series of video on anti-corruption bribery. All above-mentioned actives achieved education effect. The Company stuck to its “the Petition Report System” and “Case Inspection Rules.” By utilizing “5 Supervision Channels of “ telephoning, email, petition mail box, letters and visitors, we opened smooth channels for our employees to express their petitions, enhanced cases investigation strength and hence imposed high pressure on case inspection. Yanzhou Coal Mining Company Limited

13 Focused on the education theme of “Carrying forward good tradition to keep white-handed and to promote reform and development”, we extensively conducted anti-corruption bribery training, warning education and speech tours, constructed a solid ethical and moral front line to defend against corruption and bribery. Carrying forward good tradition to keep white-handed Training class Anti-corruption & advocate fair Warning education play Speech tour Focused on the key issues such as safety production, material procurement and biding, we carried out review and inspections on the economic results and reclaimed RMB 86.17 million of loss. Focused on the arrangement of important decisions, key projects progressing, we conducted whole process supervision and monitoring with a completion deadline. In 2014, we for supervising and handling with 95% accomplished, issued 338 documents for completion before deadline with 93% accomplished, and answered aised from front line units with 100% answered. 95% 93% 100% supervised 195 projects, 338 doc. 71 Q&A 60 with documents deadline The Company specified the corruption prevention measures and control procedures with the systems of the “Detailed Rules for the Implementation of Clean Practice of Managerial Staff”, “Reporting System of Major Personal Matters of Leaders”, “Accountability of Responsibilities”, and further improved the anti-corruption system. In 2014, the Company continued a zero record of corruption-related litigation. 2014 Social Responsibility Report

14 Corporate governance 2 2.5 Building of credibility Internal control In 2014 the Company fully deepened the building up of company credibility, launched with great efforts some contests like “credible individual”, “credible company”, “credible family”, greatly created a strong atmosphere of “To be a credible employee, build a credible company”, and hired a group of “credibility monitors” inside and outside the Company to monitor the status of building a “credible individual”, “credible regional team”, “credible company”. We launched a credit rating assessment system, set up credit files and a statistics reporting system, carried out investigation and studies, identification, registration of the credit status of staff, internal companies and external business clients in a timely manner so as to have dynamic management. We set up a credit assessment and punishment system to carry out strict inspection and assessment of the credit status of staff and organizations at all levels, to classify them into different credit ratings, so that the concept of “Abide by the rules and laws, be a credible operator” would be go deeply to the hearts of everyone and we would continue to be awarded as a Grade AAA Credit Enterprise. Yanzhou Coal Mining Company Limited

Develop sense of responsibility, ideology should prevail Responsible attitude, fair treatment Marching forwards against the opposite current under the guidance of a scientific view of social responsibilities Concept View of social responsibilities social responsibility management Communication with stakeholders

Concept 16 1 Social responsibility view Yanzhou Coal Mining has established the responsibility concept of “Responsible attitude, fair treatment”, with “Contribute light & heat, create value” as its responsibility mission, , and through operation dynamics , green development, safe production, care and concern for staff, participation in the community, it facilitated the harmonious development of the economy, environment and society, and worked hard to create the best overall value. Contribute light & heat, create value Shareholder Staff care Safety Customer Production Reciprocation Responsible Green society & Fair Develop Operation Cooperation Society Driver Win-win Employees Supplier Yanzhou Coal Mining Company Limited

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2 Social responsibilities management

Yanzhou Coal Mining established a complete social responsibilities working system, improved the social responsibilities management system, continued to innovate social responsibilities management implementation to lay a solid responsibility management foundation for the sustainable development of Yanzhou Coal Mining.

2.1 Responsibility system

The Company set up a social responsibilities working system covering all levels and all domains, it set up a social responsibilities guidance group with the main leaders of the Company as group leaders to be in charge of guiding the overall social responsibilities management work of the Company, a social responsibilities office was set up under the social responsibilities guidance group, that office was mainly in charge of formulating the planning, system establishment of social responsibility tasks and arranging the implementation of putting social responsibilities concept into practice.

The Company formulated the "Administrative Measures of Social Responsibilities", specified the management principles of social responsibility tasks, the body in charge of organizing the tasks and its authorities and duties, the contents of social responsibilities management etc to coordinate and push forward the social responsibilities work.

2.2 Responsibility integration

By integrating the social responsibilities concept into corporate strategies, development planning, operation management, performance appraisal, we enabled the social responsibilities concept to grow.


Responsibility integration strategy
Strategy mission: Harmony in Yanzhou Mining, quest for excellence.
Build a harmonious Yanzhou Mining big family, build up good win-win cooperation relationship externally; pursue a harmonious co-existence, positive development of man-to-man, man-to-nature and man-to-society; march towards a worldclass energy company, work hard to explore the development path of advanced technology, advanced quality, advanced management, advanced results, maintain a leading position in the main industry of coal in China.
Responsibility integration planning
When the Company formulated the "Twelve Five-Year Plan", it fully considered the corporate responsibilities elements of operation dynamics, green development, safe production, care and concern for staff, harmonious community etc; started human resources planning, technological planning, environmental protection and energy saving planning etc; compiled documents of responsibility guidelines.
Responsibility integration operation management
Build up a "Six attributes company", namely, intrinsic safety, eco-friendly, quality benefit ,innovation driven, people oriented and harmonious development, push forward the company to perform corporate responsibilities, integrate corporate responsibilities into the operation management of the company.
Responsibility integration KPI
Integrate corporate responsibility elements into performance appraisal, continue to guide value creation and sustainable development.

2014 Social Responsibility Report

Concept 18 2 Social responsibilities management 2.3 We applied the “scenario training” method in social responsibilities training, further deepened Responsibility staff’s understanding of social responsibilities . We have initiated an activity to collect and innovation evaluate good cases of putting social responsibilities into practice, the selected good cases were compiled into a booklet to promote model practice of social responsibilities . Based on the status quo and features of social responsibilities, we explored to prepare a social responsibility indicator system of the Company. Structure of the social responsibility indicators of Yanzhou Coal Mining Name of primary indicators Quantity of secondary indicators (unit) Quantity of tertiary indicators (unit) Social responsibility view & strategies 2 2 Social responsibility management 5 14 Economic impact 6 24 Environment impact 4 21 Social impact 5 37 Total 22 98 Yanzhou Coal Mining Company Limited

19 3 Communication with stakeholder The Company actively promoted and improved the stakeholder participation mechanism, we carried out multi-level dialogues by various methods such as publishing the social responsibilities report, annual report of the listed company, result road shows at home and abroad, investor report meeting, organizing expert discussion panels etc to have an in-depth understanding of 3.1 the concern and requests of the stakeholders, we actively performed our duties in relation to the Identification of stakeholders. the critical issues of stakeholders Based on the actual operation, Yanzhou Coal Mining applied a two-dimensional matrix identification of “value creation – degree of concern” by means three methods (analysis of the leaders and experts, targeting at the social responsibilities standard and best practice, collection from each levels of the Company) to determine the critical issues of social responsibilities , and evaluate the interrelationship between the issues and the comprehensive value creation, the important and feasibility of the issues as well as the stakeholders’ degree of concern about the issues. Analyze influences of stakeholders Identify & understand the & the company on one another expectation of stakeholders Stakeholder communication & participation mechanism Confirm stakeholder participation Evaluate participation performance in resource protection and action of stakeholders planning The two-dimensional matrix mainly took four aspects into consideration: issues significantly affect the results of comprehensive value creation, issues of general concern in the society, issues in which the stakeholders have interests and company feature issues that the Company emphasized to spread etc. 2014 Social Responsibility Report

Concept 20

3 Communication with stakeholder

Stakeholder's critical issues identification matrix


Degree of attention of the society & stakeholders
Public information
Investment returns
Environmental protection
Law & regulation compliance
Coping with climate change
Staff interest
Product quality
Prudent operation
Social charity
Occupational health
Staff development
Safe production
Degree of impact on the creation of comprehensive value

3.2 Communication & participation mechanism for stakeholders

Communication with stakeholders

stakeholders	Target & concern	Communication & participation methods
Clients	Provide safe, quality products & services; enhance client satisfaction.	Carry out product quality supervision & inspection; conduct client satisfaction survey; technical and management innovation; conference & visit; explore energy saving channels.
Partner	Keep promises; fair cooperation, mutual benefit and win-win; share experience.	contract negotiation; routine business exchange; share management experience & technical standards; launch project cooperation; accept feedback opinion.
Shareholders	Prudent operation; real, accurate, timely information disclosure; provide reasonable gains & returns.	protect shareholders to exercise rights according to the law; enhance approval by shareholders, disclose investment information in time; maintain good credit rating etc.
Organizations concerned	Participate in studies & discussions on industry standards etc; concern about industry development trend, striving for advancing sustainable development of the company & industry; environmental protection.	Contribute experience of the company; participate in the related activities; facilitate international exchange and cooperation; environmental impact assessment
Community & public	Increase community employment; protect community environment; participate in society construction; support social charity; exchange & communicate with the community.	Investigate community needs; community education & publicity; conference & exchange; launching charity activities; safety & environmental protection knowledge advertising education.
Government	Follow rules and regulations, pay taxes according to the law; national energy safety; continuous stable return; perform social responsibilities.	compliance management, pay taxes proactively ; execute state energy policies ; strengthen daily management of the company ; undergo supervision appraisal ; improve governance structure ; actively guide and influence public policies ; compliance information disclosure.
staff	Staff interest; promotion & development; health & safety; concern & love for staff; realization of self-esteem.	Set up labour unions at all levels; provide staff exchange platforms; pay remuneration in full and on time; pay social insurances according to the law; provide healthy working environment; set up fair promotion mechanism; help distressed staff.

Yanzhou Coal Mining Company Limited

Implementation Internalizing in heart, externalizing into action Bearing in mind the missions, perform duties diligently Are the strength and sources of sustainable development of Yanzhou Coal Mining Operation · Drive Cooperation · Win-win Green · development Safety · Production Care · staff Reciprocation · society

22 Operation · Drive Layout of the industry Efficient production Marketing management Innovative development Information Integration In 2014, confronting with a continued downturn of coal market home and abroad with price dropping, Yanzhou Coal Mining continued to optimize the layout of the industry, insisted on efficient production, optimized the marketing model, promoted managerial and technological innovation to create higher overall value to stakeholders. Yanzhou Coal Mining Company Limited

Operation · Drive 23 1 Layout of the industry In 2014 Yanzhou Coal Mining made innovative development in its transformation and upgrade process, it insisted on a coordinated consideration of the layout and structure of the industry which was based on coal and which would expand from coal and develop coal products, strengthened its sustainable development capability, established an industry layout of “One industry base with two product lines, Vertical alliance & horizontal extension, Diversified operation with affiliates, Brand enhancement”. Reliance on the advantages of staff, technologies, To seize all market opportunities derived from the industries (non-management, scale, brand of the company, focus virtual), actively develop coal logistics & trading industries, technical on developing the coal industry as its base, its services industry, coal mine entrusted operation industry etc; using main industry is based on coal chemical and the advantages of listing in four places, fully make utilize the trading power generation industries. platforms of financial and futures, realize integrated development. 1 base Vertical alliance & Diversified operation Brand 2 wings horizontal extension with affiliates enhancement Horizontal – actively push forward a reasonable division of labour and Further enhance the top level design of the “Yanzhou coordination with the related industries and top players of the industry, Coal Mining” and system planning, enhance brand implement coal power, coal iron, coke joint operation; vertical – study, value, enhance the global resource allocation and discuss the sustainable development issues of development of coal international operation capability by creating a brand processing by depth, high end extension of the industry chain. image with international competitiveness. Canada Inner Mongolia Shanxi Shandong Shaanxi Australia 2014 Social Responsibility Report

Implementation 24 2 Efficient production In 2014, focused on “1866 project” and “3 reduction and 3 increase”, the Company “made full use of internal potential, simplified systems, had a leaner management team and workforce and thus reduced cost increased efficiency”. 2.1 Focused on 4 optimization and 4 promote, the Company simplified production systems with more Optimizing reliable mining equipment with less workforce in order to increase single workface output. “1866” Project Mining process & Equipment, production system, mining plan workforce organization Enhance production capacity, system capacity, productivity, working efficiency By optimizing the mining plan, we arranged each longwall workface with maximum coal reserve to ensure the mining team can extract coal with good mining condition and rich reserve. In this way, we guaranty total output by increasing single workface production and as a result reduced the numbers of development heads, workfaces and systems as well. By optimizing the mining process and compatibility of mining equipment, we introduced high cutting longwall equipment focusing on promoting the application one slice mining method with high roof support for thick coal seams, changed the mining method for coal seam thickness between 3.5 to 6 meters from langwall top caving to one slice cutting which was introduced in Dongtan coal mine for trial production this year. By optimizing development equipment and working process, we actively promoted the application of bigger power road headers and continuous miners to replace the smaller ones to increase development speed, so that stable production can be guaranteed. Yanzhou Coal Mining Company Limited

Operation · Drive 25

By optimizing the workforce, we reduced the underground workface size and the redundant personnel were transferred to work on the surface. The underground workforce of each coal mine in the headquarters area will be reduced by 5% to 10% each year. Each underground work team will enlarge its work scope to increase productivity. We are exploiting high efficient management model for 1 development team will be responsible for 3 development heads.

The "3 Increase and 3 Reduction" activity was deepened and expanded in the whole production process. In 2014, the Company scaled up the implementation of the "3 Increase and 3 Reduction" activity in whole mining process. Total 9 coal mines in the headquarters area had completed 75 optimization projects on mining process with economic return of RMB 270 million.


Heads Reduction
Increase speed
Workface Reduction
3 Increases &3 Reductions
Increase quality
system Reduction
Increase efficiency

- Optimizing mining plan to increase recovery rate of coal reserve and reduce the development, generating profit margin of RMB 122.226 million.
- Optimizing compatibility of mining equipment and mining process to increase the output volume of single longwall face to increase recovery rate of coal reserve, generating profit margin of RMB 20.398 million.
- Optimizing underground production system and applying high efficient mining equipment to reduce work posts and operating cost, generating profit margin of RMB35.069 million.
- Optimizing the organization of underground workforce to reduce the size of underground workface to reduce labor cost, generating profit margin of RMB 97.971 million.

2014 Social Responsibility Report

Implementation 26 2 Efficient production 2.2 Yanzhou Coal Mining firmly established the concept of “Keeping the quality means keeping the Product quality market, stressing the quality means stressing results”, strengthened quality management in a management comprehensive way in all processes with the participation of all staff. “Three Zero” targets Zero defect of management Zero foreign substance in products Zero compliant from clients People Process Advancing by 3D PDCA Worksite level Core Management Coal quality standardization Sci-tech process system innovation time system Personnel target responsibility system Comprehensive quality management The Company took the lead among its counterparts in the coal mining industry to carry out Yanzhou Coal Mining Company Limited

Operation · Drive 27 accreditation of quality, environmental protection, occupational health and safety, survey management systems, we fully introduced excellent performance model, set up a comprehensive integrated quality management system, formed a comprehensive continuous improvement mechanism. Quality management in all processes We applied various quality techniques in an integrated way to carry out management of the coal quality chain to guarantee the quality control of each phase, each period of time, each process, to ensure that the quality of the production process was stable and under control. The impurity ratio of the clean coal (per 10,000 tonne) of the Company was kept under 1.0 kg, reaching the international leading level of clean coal. Participation of all staff By arranging quality management activities joined by groups of people, we enhanced the quality concept so that everyone took part in quality management, all members of staff monitored the quality of products. In 2014 the Company recorded a total of 834 topics of quality management group activities, the number of people participating in the activities reached 9,320, or 17.8% of the total work force; 769 groups insisted on continuing the activities, and obtained 732 results, the achievement rate of the groups was 87.76%. 2014 Social Responsibility Report

Implementation 28

3 Marketing management

The Company advocated the marketing concept of "Maximizing client value and corporate earnings", attracted clients to spend, created clients' needs, accelerated the implementation of marketing resources integration, proactively coped with market changes.


Erdos
Yulin
Qinhuangdao
Along sea coast
Along Yangtzi River
Along the other rivers
Jinan
Zhenjiang
Guangdong
辽宁
内蒙古
河北
山东
陕西
河南
江苏
安徽
上海
湖北
浙江
湖南
江西
Hong Kong
Singapore
Sale Regions
ShaanMeng
Northern 4ports
JiLuYu
JiangZheHu
EXiangWanGan
Hong Kong
Singapore

Yanzhou Coal Mining Company Limited

Operation · Drive 29

3.1 Resource integration

The Company endeavored to explore the coal market and set up 6 sale regions, namely, Shaaxi-Inner Mongolia reion, Northern 4 coal ports region, Heibei-Henan -Sandong region, Jiangsu & Zhejiang & Shanghai region, Hubei-Hunan-Anhui-Jiangxi region and global market. We established 6 distribution centers, located in Erdos, Yulin, Qinhuangdao, Jinan, Zhenjiang and Guangdong, respectively, to expand market share along rivers sides, along Yangzi River and along the sea coast. Therefore, we kept a good balance of sale between the coal products produced by our coal mines and the coal products we traded from the market, and maximized our profit.

3.2 Marketing system

1, speed up the transformation of operating model from a coal producer to a coal trader;
2, speed up the transformation of marketing position from a supplier to a service provider;
3, speed up the transformation of marketing layout from keeping stable to expanding;
4, speed up the transformation of clean coal sales from traditional market to the emerging market;
5, speed up the transformation of coal trading from seeking for volume increase to profit making as well as volume increase.

3.3 Marketing measures

Yanzhou Coal Mining always firmly believed in "The only constant rule in the market is constant change", ensured marketing could increase revenue and create results. The company put forward marketing policy of "4 changes", focusing on the implementation of "3 strategies".


Change from focusing on the north China to expanding in South China
Change from mainly supplying the coking plants to steel mills as well as coking
Marketing strategy "four changes"
Change from supplying coal to 1 major power plants to more power stations
Change from only supplying to the end user to marketing to all kinds of clients

2014 Social Responsibility Report

Implementation 30 3 Marketing management 4 changes 1,Stepping up effort to expand market share The marketing team visited hundreds of clients in a dozen of provinces to secure long term and stable relations with our loyal old clients, and developed many new clients in Shanghai, Jiangsu and Zhejiang Province. 2, Organizing stationed marketing style to let marketing staff work at selected spots The marketing Department dispatched more than 20 marketing staff to work in the office of more than 50 clients in 11 districts, to gather and feedback front line market information to seek for opportunities. 3, Transferring the coal inventory to marketing spots When there are too much coal piled up at stockpile at mine sites, the coal will be transferred to coal ports, to other places away from the coal mines and through the Grand Canal to be sold. 4, Adjusting products structure promptly We diligently followed the principle of “produce whatever products demanded by the market”. In order to satisfy the demand for high CV coal products from some power stations, ceramic plants and printing and dyeing companies, we increased the ratio of washed coal products. Implementation of 3 strategies 1, Implementation of 1 body with 2 wings strategy After the establishment of Jinan Zhongyin and Hong Kong Trading Company, we set up the 1 body with 2 wings marketing structure with the Company as the body and 2 newly established companies as 2 wings. 2, implementation of market expansion strategy When there was a sharp downturn in coal market and some of clients disappeared, we developed bigger clients to secure our sales volume. 3, implementation of risk management system strategy We had successfully minimized the market risks by sticking to the following systems, such as profit-predicting system, payment approval system, contracted to people system and feedback visit system. Yanzhou Coal Mining Company Limited

Operation · Drive 31 4 Innovation development Innovation is the reliable protection and motivating force of the development of a company. Yanzhou Coal Mining strengthened technological innovation, speeded up the transformation of technological results to actual production, continued to push forward development models and operation management innovation, required technologies to achieve growth, required management to produce results, continued to enhance the development potential of the Company. 4.1 The establishment of internal marketization Implementation The Company established preliminary “internal market operation model” with post-monetization as the core. of management The Company preliminarily established 5 basic management systems, including quota management, innovation pricing management, quantity management, accounting and settling management and IT management. We improved 5 guarantee systems, including comprehensive budget management, total quality management, benchmarking management, performance appraisal for all employees and comprehensive risk management. The establishment of internal marketization 5 basic management systems Quota Price Quantity Accounting & Setting IT management management management management management The establishment of internal marketization comprehensive budget management total quality management 5 guarantee systems benchmarking management comprehensive risk management performance appraisal 2014 Social Responsibility Report

Implementation 32

4 Innovation development

Tip

Dongtan coal mine established internal market structure based on "chain type" settlement system within 5 months in the following 6 aspects: No.1, set up 1 internal market settlement center and 3 service centers; No.2, made pricing and quota at each level and established 4 tiers pricing mechanism; No.3, established management systems, including comprehensive budget management, total quality management, benchmarking management, performance appraisal for all employees and comprehensive risk management, and issued 18 copies containing 79 rules on internal market management; No.4, restructured management organizations to form a lean organization with original 92 organizations being restructured to nowadays 45, cutting off 47; No.5, set up 6 markets consisting of product manufacturing, materials supply, vehicle renting, repairing and HR, set up 5 supermarkets consisting of general goods, non-standard spare parts, tool renting, electrical & mechanical equipment, longwall workface spare parts and wash plant spare parts; No.6, established all-staff included performance appraisal model with internal marketization as the key index. After implementation of above 6 aspects, the caol mine saved RMB 38.63 million from utilizing repaired spare parts, saved RMB 17.27 million from saving of materials and public utilities, saved RMB 7 million from reduced injection of new materials.


Tier 3 and 4
Tier 2
Tier 1 market
Post/ person
team
mine
Budget
Execution
Service center
Settlement center
Profit wage
Internal Market leader
Pay roll
Shift settlement
Daily settlement
Monthly settlement
Control room
safety
office
planning
finance

Yanzhou Coal Mining Company Limited

Operation · Drive 33

4.1 Implementation of management innovation

Business model innovation

The Company speeds up innovation of marketing model in the following aspects: 1, cooperated with Shanghai CIFCO Futures Co. and Zhengzhou Commodity Exchange Co. to promote future hedge; 2, developed marketing efficiency model in collaboration with China Mining University in terms of product optimization, distribution optimization and transportation optimization; 3, kicked off online trading; 4, gained a breakthrough in coal conversion technology.

The Company enhanced the implementation measures of squeezing out traders, centralizing procurements ,making full use of potential to reduce cost and increasing profit through marketing, and achieved sharp price drops on procurement of bulk materials.


Bulk materials procurement
materials procurement price dropped
Profit margin negotiation
Bidding negotiation
Commercial negotiation
Budget price
Actual purchase price
140%
Internal profit RMB 120 million
140% exceeding striving target

2014 Social Responsibility Report

Implementation 34

4 Innovation development

4.2 Promoting technological innovation

The Company advocated safety, high efficiency and green development of coal industry, carried out R&D on fine, safety and high efficiency mining, analyzed the industry technology development trend, conducted research on clean coal utilization, upgraded the technologies of clean coal and related equipment.

Sci-Tech Innovation Management

Sci-Tech Innovation concept	follow the principles of "Autonomous innovation, breakthrough key areas, supporting the development, guiding the future", aimed at optimization and upgrading of industrial structure, focus on the core technologies of pillar businesses, promote innovation, integration and utilization of innovation.
Sci-Tech Innovation objective	Systematically master core technology, command the height of industrial technologies, lead the coal industry in terms of business transformation and technology progress.
Sci-Tech Innovation mechanism	Set up innovation rewarding system, R&D plans decentralized management system and "one award twice pay" system for service inventor to promote the Company innovation capacity remarkably.
Sci-Tech Innovation system	Set up IPR management system to promote IPR innovation, application, protection and management.

Technological innovation system

We improved the multi-layer technological innovation operation system integrating production and studies which used the Technological committee as the decision-making level, the professional technological R & D organizations as the development level, the higher education institutes and R & D centres as the supporting level. We facilitated the promotion, transformation, transfer and application of advanced and mature technological results to rapidly transform practice results into productivity and generate economic benefits.

Technological innovation system


Decision-making level
Consulting level
Management level
Development level
Supporting level
Technological committee
Expert committee
Production & technology development
Internal research organization
External cooperation scientific research schools

Yanzhou Coal Mining Company Limited

Operation · Drive 35 Technological innovation system Adhered to theme of “safety, efficiency, clean”, the Company built up open-ended dominated-by-the-Company innovation system to meet the actual requirements of technology innovation. We implemented “Administrative Measures for Technological Innovation Work”, ““Administrative Measures for Patent Work” and “Measures for Rewarding Scientific and Technological Progress” to stimulate technical staff devotion to innovation so as to promote technology innovation capacity of the Company. In accordance with “Regulation on the IPR management of enterprise” (GB/ T29490-2013) and “the Notice on selection and cultivation of IPR standardization management enterprises” issued by Shandong IPR Office, we implemented the Company’s “IPR management manual” and “IPR management program”, established corporate IPR management system to promote IPR creation, application, protection and management. New platform of technological Innovation In addition to standardizing the new work flow of technological Innovation, the Company used improving the technological Innovation system as the focus to build an important platform to attract high end talents and nurture world class innovative capability. The Company possessed R & D platforms at national class such as a company technological centre at national class, post-doctoral R & D work stations etc, and it formed a professional Innovation team. Results of technological Innovation In 2014 the Company was awarded 65 awards at provincial level, among which, 1 progress awards of Shandong province,19 awards in the coal industry of China, 40 prizes of safety production scientific and technological achievements awarded in the 6th Session, 5 national energy scientific and technological prizes. In 2014 we completed the application of 49 patents, of which 36 were invention patents and 13 practical patents; 25 patents were granted, of which 12 were invention patents and 13 practical patents. The patent of “closed dust reduction method and device applied to road header” won first prize in the 14th Shandong IPR session. In 2014 the Company invested RMB 33.929 million in research spending, completed over 45 technological results for the year, of which 27 technological results had been technically evaluated by China Coal Association with 25 reaching the international advanced level. 2014 Social Responsibility Report

Implementation 36 5 Information Integration Yanzhou Coal Mining insisted on the development concept of promoting commercialization by informationalization, and it could achieve safe production, informationalization of operation management through the automatic, electronic, network-connected and informationalized new industrialized path. In 2014 we pushed forward the integration of informationalization and the upgrade and structural adjustment of the industry, continued to accelerate the implementation of four informationalization projects for infrastructure facilities, basic data, work flow re-generation, management optimization in order to realize automation of data collection, assembly of business information and information management via network. In 2014, we implemented Stage IV ERP project, covering all subsidiaries of Yanzhou Coal Mining. The seven management and control systems using ERP as the operation platform that we had improved were namely the accounting, computing management and control system, the cost and expenditure management and control system, materials supply management and control system, product sales management and control system, client credit management and control system, supplier evaluation system and information and data management and control system. SAP ERP application module scheme Corporate management Corporate strategy, management accounting, financial accounting, finance supply chain management, business analysis Exploration & development Exploration, preparation plan, mine development, trial operation Mining & production Extraction, primary process, material procurement, deep process, logistics management Supply chain management Demand plan, supply net balance, detailed production plan, transport plan, inventory management Sales management Sales plan, contract management, transport execution, sample test, invoice management, foreign trade management Asset management Asset acquisition, maintenance and operation, asset liquidations, management of asset life circle HR management Employees occupation plan management, personnel management Business support Procurement, business travel management, fixed assets management, industry hygiene & safety, occupational health Yanzhou Coal Mining Company Limited

Operation · Drive 37 The ERP system were integrated with the production allocation system, system of informationalization of mines, telecommunication application system, the assembly of all information and data in the data centre, sharing of data among all business modules were gradually realized, the security, reliability and timely manner of data was ensured. There was seamless linking between the ERP system and internet banking system and comprehensive budgeting system. 2014 Social Responsibility Report

38 Cooperation · win-win Investor relations Supplier management Customer satisfaction Mutual beneficial cooperation with related parties In all our actions, we are committed to results that benefit all stakeholders: a ‘win-win’ strategy. To achieve these mutually beneficial outcomes, responsibility and cooperation with stakeholders is vital. It means forming communities of interests with integrated resources and shared social responsibilities. It is through these partnerships with investors, suppliers and customers that we work together to develop and create value that rewards us all.

Cooperation · win-win 39 1 Investor relations Sufficient disclosure is both the basis and premise of managing investor relations. The company has therefore optimised its investor relations management mechanism in accordance to legal and regulatory requirements as well as routine operational experience. The company has always advocated a ‘go out and invite in’ strategy of communication with domestic and foreign investors via different channels and various forms. By this means, we have maintained consistently good investor relations while securing the best interests of the company and shareholders alike. Among the most prominent of our communication channels is our roadshow. Held at least twice a year (and simultaneously both at home and abroad), the roadshow has been an excellent means for the company to highlight its achievements, report directly to investors on operational performance, and collect opinions and suggestions from investors and capital markets. The company has also actively participated in large-scale investment forums organised by domestic and foreign securities brokers, as well as communicating effectively with fund managers and analysts via one-on-one and group meetings. Another effective venue of communication has been the ‘reverse roadshow’, in which the company invites investors to explore its operations on-site. Contact with domestic and foreign investors, securities analysts and other media is also maintained via frequent teleconferences. The company has continuously optimized its website and its presence on the Shanghai Stock Exchange’s ‘e interactive platform’. We have classified and ensured the timely publication of disclosure for domestic and overseas capital markets, as well as making announcements of thematic issues. Finally, the company values communication with shareholders in its general meeting. The participation of minority shareholders is actively encouraged during these occasions, either by network, voting or by other means. Usually all directors, general managers, the chairman of the Supervisory Board, relevant supervisors and senior managers attend the shareholders’ meetings. According to incomplete statistics, in 2014 the company met more than 510 domestic and foreign investors in total. Major disclosure approaches: Roadshow Actively introduce the company to investors Reverse roadshow Invite investors to make on-site project investigations Report on the capital market Provide comprehensive support to the study report’s completion Investors’ strategy meeting Discuss the company’s development and industry prospects Telephone /email/telecommunication Convey timely information to promote understanding Investors reception party Provide professional answers and explanations to the questions from investors 2014 Social Responsibility Report

Implementation 40 2 Supplier management Yanzhou Coal Mining Company attaches great importance to the management of suppliers’ social responsibility. We therefore thoroughly investigate and evaluate suppliers’ operations, develop and promote suppliers’ CSR, and endeavour to build a sustainable supply chain while achieving mutual development with suppliers. Meeting with major producers 2.1 The company has established supplier Supplier category Number of suppliers Ratio Supply chain evaluation, information feedback and management Production-related supplier 1314 85% supplier credit filing systems with the aim Operations-relation supplier 232 15% of defining a clear standard for supplier Total 1546 evaluation, regular selection access, and Region Number of suppliers Ratio continuous monitoring. Using these tools, 1 Domestic 1512 97.8% the company has ranked the management (1) Shandong 695 of suppliers, established strong strategic Ji Ning Area 415 Other areas 280 partnerships with key suppliers, and formed (2) other provinces 817 a comprehensive supply chain management 2 overseas 34 2.2% Total 1546 mechanism. As of the year 2014, the company had 1,546 ERP suppliers, and the ratio of suppliers to production reached 85%. The average direct-supply rate of major material suppliers reached 86% or more up to the same year. Yanzhou Coal Mining Company Limited

Cooperation · win-win 41 2.2 The company made and implemented the ‘supplier management approach’, and using the Suppliers’ rights ERP management platform, implemented a mechanism to create an open, fair procurement & benefits environment and prevent bribery and other possible avenues of corruption. In strictly protection conformance with the contract, the company made on-time payment and secured the rights and interests of its suppliers. In 2014 the company’s contract performance rate reached 96%. 2.3 The company has integrated CSR into its entire procurement process by stipulating assumed Enhancing social responsibility into its contracts. By including social responsibility commitments and suppliers’ CSR other measures in contracts, the company encourages and leads suppliers to fulfill their performance social responsibilities. As a further beneficial effect, this measure also enables the company to reduce the environmental and social risks of its procurements. 2.4 The company engages frequently with suppliers through meetings and seminars, and often Mutual development uses these occasions to respond to and solve their issues and concerns in a timely fashion. with suppliers This practice has contributed greatly to the building of harmonious company-supplier partnerships. 2014 Social Responsibility Report

Implementation 42 3 Customer satisfaction The company is continuously refining its customer service systems. Among other actions, we have multiplied communication channels to improve customer satisfaction and build trusting, long-term partnerships with them. 3.1 Our ‘customer relationship management’ system – which incorporates such data as the scale Customer relations of customers’ production, level of credit, purchase quantities, partnerships, and development potential – classifies customers into four types: strategic, key, potential and general. Consequently, different marketing management approaches can be made which take into account their relative priorities. Based on our strategy and key customer relationship evaluation criteria, the company makes annual customer relationship evaluations. This enables us to the select forthcoming strategic, key and potential customers. Following the principle of ‘promote cooperation and achieve mutual benefit’ and in accordance with strategic and Customer category 2013 2014 key customers’ level of supply and demand, Strategic customer 43.4% 45.1% the company acts on the appropriate price, Key customer 30.9% 25.8% Customer with potential — 13.7% flow, settlement, delivery, etc, to ensure a Normal customer 25.7% 15.4% stable long-term partnership. Customer relations management Implement management of customer relationship classifications, develop differentiated marketing strategies. Implement system of customer relations assessment, evaluation and adjustment for strategic and key customers. Study and formulate the development plans of potential customers and enhance cooperation with potential customers. Study and formulate preferential policies targeting strategic and key customers. Strengthen customer information management and provide quality customer services. Yanzhou Coal Mining Company Limited

Cooperation · win-win 43 3.2 There are several means by which the company maintains effective customer communication, Customer including high-level administrator visits, visiting strategic customers, holding regular seminars, communications invited customers visits, and survey questionnaires. By gaining customer feedback through engagement, the company develops a better understanding of their needs and their ideas on improving our products, services and marketing. Business cooperation between the two sides can be enhanced as a byproduct of this engagement. Means of communication High-level visits Business discussions Telephone, internet, Surveys on demand messages Business detail discussions Courtesy visits, Strategic Case studies and discussion Most efficient and direct cooperation negotiations Time-saving, efficient communication 3.3 The Company has established and implemented its product quality control system in Product liability accordance with national policies, industry standards, and technological innovations. Comprehensive adoption of 6 Sigma quality management techniques and a coal quality information integration and control system has enabled the company to adopt a ‘360 degree dynamic management’ approach embracing both the process and the product. As a result, product quality is in line with national and industrial quality standards, and has attained international ‘clean coal’ requirements. In 2014, there were no cases of product recall due to quality, safety or health problems. 3.4 Improving the service mechanism. Promote ‘zero distance’ service; insist on transparent Service promotion selling, shipping and preferential policies; secure the company’s and customers’ mutual interests in a fair and open manner; improve customer satisfaction. Executing service evaluations. Investigate customer satisfaction every six months. Draw on customer experience to identify service deficiencies; develop measures to continuously improve in this area. 2014 Social Responsibility Report

Implementation 44 3 Customer satisfaction Coordinating coal deliveries. Gain a full understanding of the company’s monthly production capacity and develop a reasonable marketing plan; coordinate closely with customers to ensure promised delivery. Providing a trustworthy service. Establish a 24-hour service hotline and respond efficiently to customer enquiries, feedback and complaints. Develop a customer self-check system of real-time enquiry on proposal reporting, product delivery and market information. The Company carried out “4 fixed 5 delivery” system to provide rapid delivery, with “4 fixed” referring to “fixed time, fixed mine site, fixed and fixed quantity” while “5 delivery” referring to “special delivery, single delivery, centralized delivery, delayed delivery and 24 hours delivery”. In order to expand our market share, we implemented preferential policies for strategic long time customers and larger customers and signed long term supply contracts with them for mutual benefit. If any complaints come from our customers, our sales staff will be on the site within 24 hours in Shandong and 48 hours in other provinces. Any possible disputed will settled fairly and openly just according to the clauses defined in the sales contracts, the results will be confirmed with signature by the concerned parties. Any customer loss caused by delay due to national railway network will be paid by our company in time. We carried out “ a smiling face, a chair, a cup of hot tea and a business card “ activity to improve our service to our customers. We put more emphasis on customer reception, communication and complaint settlement, adhered to open delivery and time limit settlement system to promote our market image. 3.5 Twice a year, the company investigates customer satisfaction by carrying out questionnaire-Continuous based surveys, on-site visits to customers, and customer visits to the company. A third party satisfaction analyses the collected data for insights to customer needs, expectations and motivations. The results of this analysis is used to better understand customers’ development strategies and planning, and helps us to make continuing improvements to customer satisfaction. In the first half of year 2014, our customer satisfaction score was 95.9 points. This rose to96.8 points in the second half of the year, for an annual average score of 96.4 points. Notably, in 2014 the company did not receive any complaints pertaining to its products and services. Yanzhou Coal Mining Company Limited

Cooperation · win-win 45 4 Mutually beneficial cooperation Yanzhou Coal Mining Company adheres to the principle of ‘trust and cooperation for mutual benefit’, and is committed to strengthening its cooperative links with local governments, financial and research institutions and other parties relevant to its core competencies of developing product resources, technological innovation, and commerce. We are keenly aware of the positive impact of our activities on regional economic development, and their potential mutual benefit for all related parties. Enterprise-government cooperation Enterprise-school cooperation Engage in cooperation with local governments to promote Implement a series of strategic links with Tsinghua University, regional economic development and the development of related the Coal Research Institute, China Mining University and other industries. Aim to achieve a ‘win-win’ situation by both helping to scientific and technological research establishments to aid in fulfill governmental responsibilities and realising value for personnel training, productivity transformation and the company. Success lying in other areas of mutual cooperation Cooperation wins the world Enterprise-bank cooperation The company’s sound finances and good operational Enterprise-enterprise cooperation performance helped it to maintain the confidence of financial The company has lent its support and active help to local institutions. This in turn earned us excellent credit support and the companies (including small and micro enterprises) to financial security to invest in the company’s sustainable development, promote the region’s and industry’s continuing economic resulting in further gains for the financial institutions. development. 2014 Social Responsibility Report

46 Green · development Set up a green management platform promote energy conservation and emission reduction facilitate green production Establish eco-civilized mining area In 2014, Yanzhou Coal continued to live up to its commitment to building a resource-efficient, environment-friendly enterprise and developing ecologically friendly coal mines. The company’s response to global climate change includes the implementation of healthier production processes, making continuous improvements to environmental management systems, adopting effective environmental protection and resource conservation measures, pollutant emission controls, and reducing energy consumption. Yanzhou Coal Mining Company Limited

Green · development 47

1 Environmental management platform

Yanzhou Coal continued to improve environment management system, strengthen the management of projects in construction, heighten the ability in dealing with emergency issues, enhance environmental protection propaganda and education and unceasingly promote environmental control and management capacity.

Environmental philosophy	Implement green development approaches and construct ecologically friendly coal mines. Implement clean production processes and promote measures to use less energy and cut pollution. Develop a circulating economy pattern and improve utilisation of resources.
Environmental policy	Building green enterprises, protecting the planet Pursuing eco-efficiency, compliance and advanced control Providing clean coal, rational exploitation of energy Focus on the environment, integrated sustainable development
Environmental goals	Building a resource-saving, environment-friendly enterprise and ecologically friendly coal mines.

1.1 Environmental management system

The company's GB/T24001-2004 environmental management and GB/T23331-2012 energy management systems have been continuously strengthened by improvements in organisational leadership, system security, targeting and responsibility, supervision and evaluation, information construction, and benchmark management.

Environmental management system	
Organizational leadership	Establish an energy conservation pilot team and form a management system with three levels of the company, the mine office and the workshop
System guarantee	Develop a comprehensive system of regulations into a consistent environmental management approach.
Target &responsibility	Produce a target and responsibility paper defining environmental protection and energy conservation goals for every individual.
Supervision &evaluation	Implement environment monitoring and online monitoring to learn real-time pollutant emission targets; adopt accountability and vote vetoing mechanism.
Benchmark management	Carry out benchmarking management on technology, administration, processes and concepts.
Information system	Implement energy-saving digital management system to realize information effective utilization and sharing.

1.2 Construction project management

The company strictly complies with laws and regulations for environmental protection, and environmental impact assessments, energy impact assessments and anti-pollution measures shall be applied concurrently with the project's design, construction and commencement of operation. This is required for all new construction and reconstruction projects. Such requirement has been fulfilled by 100%. All units of the company have passed the sewage treatment inspection organized by the government and obtained sewage permits.

2014 Social Responsibility Report

Implementation 48 1 Environmental management platform 1.3 The company attaches great importance to the management of environmental emergencies. Thus, Environmental contingency plans have been implemented at key mining areas, with provision for resources such as emergency emergency teams at the facilities. Emergency team readiness to cope with pollution is consistently tested in management frequent interdisciplinary emergency drills. 1.4 Environmental awareness underpins all effective environmental action. The company therefore uses Environmental opportunities such as World Environment Day to publicise energy conservation knowledge and promote publicity & ‘Wu Jin’ activities. As part of its education initiative, the company has also organised activities such as education ‘experiencing the energy shortage’ and ’the exemplary position of energy conservation’ to highlight the issue and promote better understanding. Internally, the company uses centralised training and video lectures to ensure that all employees are aware of its energy-saving policies and standards. Professional training on energy management, clean production and environmental protection qualifications further improves the environment-related performance and skills of the management team. Yanzhou Coal Mining Company Limited

Green · development 49

2 Promote energy saving and emission reduction

2.1 energy saving and emission reduction

In 2014, the Company energy consumption was 0.594 million tons of standard coal, representing 14% reduction than KPI target; major products unit energy consumption delivered KPI target, saving 7500 tons of standard coal year-on-year basis. SO2 emission was 5101 tons, representing reduction of 88706 tons than KPI requirements; NOX emission was 4505 tons, representing reduction of 936 tons than KPI requirements; COD emission was 386 tons, representing reduction of 578.9 tons than KPI requirements;

2.2 Energy saving and emission reduction projects

The Company accomplished the revamping of the electrical dust precipitators in 13 boilers of Huaju Energy, and installed water quality on-line monitoring devices for Jidong Logistics, Dongtan and Baodian coal mines.

After implementation of saving electricity activity started in April 2014, the Company's electricity cost per ton of coal decreased from RMB 14.89/ton to RMB13.49/ton, saving RMB 22.7671 million compared with planned expenses. In 2014 the Company saved RMB 41 million of electricity cost, saving 82 million kWh than 2013.

The Company carried out management innovation with 7 energy management models in outsourcing and contracted in the market with total investment of RMB 43.48 million from outside investors. Outsourcing contracted energy management is a new type of market-oriented energy saving mechanism with outside investment to cover the capital expenditure of energy projects. There are 6 contracted energy management projects in operation, which can save 8.95 million kWh, equivalent to 4209 tons of standard coal.


6 contracted energy management projects
Management innovation
Outside investment RMB 43.48 million
7 energy management models
Save 8.95 million kWh
Save 4209 tons of standard coal

Dongtan coal mine completed the revamping of Air compressor and put the waste heat utilization project in operation, saving 5.6 million kWh electricity and RMB 1 million of steam cost. The bidding procedure was finished for the revamping projects of air compressors in Jining No.3 coal mine and Zhaolou coal mine. The revamping projects of air compressors in Jining No.2 coal mine and Baodian coal mine are undertaken.


The revamping projects of air compressors
Dongtan coal mine
completed the revamping of Air compressor and put the waste heat utilization project in operation, saving 5.6 million kWh electricity and RMB 1 million of steam cost.
Put in operation

2014 Social Responsibility Report

Implementation 50

2 Promote energy saving and emission reduction

Strengthening the consciousness of social responsibility, the Company invested RMB44.43million on the revamping of environmental protection facilities in 5 power stations. As a result, the NOX emission reduced 55% and emission concentration of smoke reduced 70%, ensuring the emission occurred during the production process meet the emission standard.

In 2014, Zhaolou coal mine applied for National Reserve Fund for energy saving and environmental protection in the central government budget and received RMB 5.5 million special financial subsidy for energy saving.

2.3 environmental protection facilities in operation

The company had established 10 underground water treatment facilities, 2 production waste water treatment facilities, 11 sewage treatment systems, 7closed circulation systems for the treatment of coal washing water, meeting stable discharge standards.

Following the principle of administration by different levels, namely, national level, provincial level and municipal level, the Company conducted on-line real time monitoring combined with manual monitoring, carried out on line comparison monitoring, radioactive source and ray device monitoring, enhanced operation management of environmental facilities and met stable discharge standards.



Yanzhou Coal Mining Company Limited

Green · development 51 3 Making production greener 3.1 Based on the mining condition in the headquarters and resource condition in other new mining areas, Green mining targeted at high efficiency, green and sustainable mining, the Company focused on the research of key technology in terms of high efficiency production, green sustainable mining, improving automation and IT level and energy saving and emission reduction in 2014. With the breakthrough of some key technologies, the core competitiveness of the Company was further enhanced. In order in increase recovery rate of coal resource, the Company sped up the R&D on big-height-cutting method. In 2014 the Company developed “ZY13000/26.5/57” big-height-cutting roof support with annual production capacity of 6 million tons per longwall workface. This set of roof support was designed for the special occurrence condition of coal resource in Yanzhou mining area. We completed the compatibility of the longwall equipment with big-height-cutting and finished trial operation on the surface. The implementation of this project would satisfy the need for safety high efficiency mining out complicated coal seams between 4 to 6meters thick with only one slice with big-height-cutting method, which will maximize the recovery rate of coal resource and improve high efficiency longwall mining productivity level in complicated coal seams Yanzhou mining area. The Company promoted the application of new techniques of reserving deserted empty main gate and refilling with foamed concrete. We successfully implemented “pillar-type along deserted empty roadway safety production technique”, “building up brick wall along the deserted empty main gate where there is a big fault in longwall workface”. The research and successful application provided technical protection for future introduction to all the longwall workface in different mining conditions. With the implementation of “new type foamed concrete automatic guniting and refilling technology”, we have solved many difficulties in underground coal mine such as underground guniting and refilling equipment, materials and processors. This new technology provide a whole set of equipment with technical solution to deal with coal mine concrete guniting, coal tunnels surface guniting seal, special area refilling and rapid building up of seal-walls. The application of this technology can also provide solution to eliminate silicosis disease caused by breathing in coal dust and spontaneous combustion due to loose seal of the goaf area. Focused on high efficiency recycle utilization of resources, the Company proactively conducted technical research on energy saving and emission reduction. We carried out a series of research on the waste of electricity of large mining electrical and mechanical equipment. We accomplished “the research and development of mine-use 6kV explosion – proof dynamic VAR compensator”, “the research and development of group information integration of power generation and supply management system” and “the research and development of full Variable-frequency Drive in the longwall workface”. The application of these newly developed technologies ensured the normal start up and operation of mining equipment, reduced fault rate, increased productivity, reduced production cost, lowered labor strength , improved working condition and guaranteed safety and reliable operation in longwall workface. Controlling greenhouse gas emissions.Tight control of gas emissions is of priority importance in the simultaneous extraction of coal and gas, both to reduce greenhouse gas emissions and to guarantee safety 2014 Social Responsibility Report

Implementation 52 3 Making production greener in the mines. To achieve this, the company strongly emphasised solutions and management and regular training to improve the skills of the miners. Complementing these measures were the introduction of advanced designs, techniques and theories for mine ventilation – a process of improvement that continues today. Through our research, we are striving to create better and more comprehensive prevention and control technology that will make gas extraction safer, cleaner and more efficient.In 2014, the Tianchi Coal Mining Company drilled 240,000 meters, laid 6200 meters of gas pipe, achieved the integrated utilisation of 33.52 million cubic metres of gas. We carried out technical research and commenced study on the regular patterns of coal seam gas emission in mining panel and related comprehensive management technology to provide scientific basis for comprehensive gas control and management and safety production. We put more emphasis on staff training to increase gas prevention and control ability to lay a sound foundation for coal seam gas management. Preventing land subsidence. Cut-and-fill mining – a relatively efficient technique – delivers fill materials like gangue and creams into the goafs along with the development of the stope, and then conducts stoping under the protection of the fills. Recently, company research made significant improvements to the gangue filling technique possible. Jining No.3 Mine, Beisu Mine, Jining No.2 Mine, Xing Longzhuang Mine and Baodian Mine have steadily put into practice the separation between coal and gangue as well as fill mining. This ensures that the gangue remains in the coal mine and thereby largely reduces the occurrence of land subsidence, while increasing the rate of coal resource reclamation. In 2014, the company filled 820,000 tons of gangue, replacing 54600 tons of coal resources. 3.2 Saving energy, mimimising pollution and maximising cost-effectiveness are at the core of the company’s Cleaner approach to cleaner production. As part of our ‘cleaner production audit’, the company has conducted tests production on thermal, water and electric equilibrium, and implemented a ‘cleaner production plan’ by putting in place new technology and stronger management of energy and product consumption quotas. Other measures include improving energy consumption control across the production process, optimising production system operation parameters, and increased the operational efficiency of all energy consuming equipment. Yanzhou Coal Mining, Baodian Coal mine and Zhaolou Coal Mine were selected as Advanced Unit of Energy Yanzhou Coal Mining Company Limited

Green · development 53 Saving and Emission Reduction by China Coal Association and China Coal Process & Utilization Association. 3.3 High-carbon energy converted to low-carbon energy Low-carbon In 2014, the Company accomplished revamping of 7 wash plants. We newly installed 4 sets of heavy media conversion washing systems and flotation systems to replace old jigging systems through upgrading of technology and equipment. With the newly installed heavy media systems in operation, the clean coal production rate increased by 5%, increased clean coal product of more than 300,000 tons. Similarly, with the newly installed floatation a system in operation, clean coal production was increased by 860,000 tons. Other benefits include a reduction in the ash content of coal slurry, an increase in the reclamation rate of clean coal, reduced possibility of delivering coal product mixed with gangue, less pollutant emissions from fired coal, and coal products’ compliance with state environmental requirements. Efficient utilisation of clean coal Measures implemented to increase the efficient usage of clean coal included using the resource to generate electricity while harnessing the byproduct heat resources. The company also pushed its coal chemical engineering technology forward, intensified coal processing, and implemented effective methods to reclaim and recycle carbon dioxide produced in the process. We have promoted the switch from fuel-oriented coal to a combination of fuel-oriented coal and coal-based chemical raw materials, which will further enable a more efficient utilisation of clean coal. 3.4 The company now uses ‘low calorific value’ resources such as coal slurry and coal gangue as fuel for power Utilisation of plants. The resulting annual consumption of coal slurry is on the order of 928.6 thousand tons, and 226.2 thousand resources tons of coal gangue. The remaining coal gangue and coal ash were used to manufacture building materials, in road construction, and as fill in mines to prevent subsidence, thus delivering an overall utilisation rate of 100%. Additionally, the company has achieved full compliance with the Water Law of the People’s Republic of China and Provincial and Municipal Water Management Regulations, and has drafted its own comprehensive water conservation management approach. Through our more efficient water utilisation, industrial production water has been reduced to a rate of 6.59 cubic metres per 10,000 yuan. Another facet of the company’s comprehensive approach to conservation is the use of advanced technology to apply mine water and domestic sewage as cooling water in thermal power plants. Recycled water is also used to control dust fall, in coal washing plants, and in the land reforestation process. In total, the company achieved a 93.3% reuse rate for mine water and 66.5% for domestic sewage. 2014 Social Responsibility Report

Implementation 54 4 Construction of ecologically friendly coal mines 4.1 The construction of ‘green mine’ areas and a remediation programme of gangue reforestation are Reforestation currently among the company’s highest environment-related priorities. Of four existing gangue of coal gangue piles, two have already been reforested, with reforesting work underway on the remaining pair. piles Meanwhile, the Zhaolou Mine has been equipped with a coal gangue-dumping site that conforms Yanzhou Coal Mining Company Limited

Green · development

55

to state-mandated standards. This enables the processes of gangue dumping, landrection and reforestation to occur simultaneously. To date, the company's has reforested a gangue area of 260,000 square metres with over 60,000 trees and shrubs.

4.2 Minimising land subsidence

The company's efforts to reduce the impact of its mining activities begin in the pre-mining phase, when scientific surveys identify likely areas of land subsidence. Subsequent mining operations are planned to minimise subsidence effects and actively manage any land subsidence that does occur. For example, soil resources on land that is likely to subside are excavated and preserved, and affected land is eventually reforested.

In 2014, in accordance with relevant state laws, the company fulfilled its obligation to restore the environment in coal mining areas. The company has paid all reclamation and levelling fees for 22,626.43 mu of mined subsidence land, with an aggregated governance deposit amounting to RMB 195 million.

4.3 Constructing environmentally friendly/green mine areas

Recently, the Yanzhou Coal Industry was named as an 'Environmentally Friendly Enterprise' and 'Circular Economy Demonstration Unit' in Shandong province. The company's 'Yanzhou Mine Area Environmentally Friendly Model Research and Demonstration' also won second prize for science and technological progress from the Coal Industry Association, and first prize in science and technological progress from CARCU. Jining No.3 Coal Mine, Xing Longzhuang Coal Mine and the Dongtan Coal Mine have each earned the state-level title of 'green mining' pilot unit.

2014 Social Responsibility Report

Safety · Production Safety culture Pre-control systems Emergency management A safe production process has always been a high priority within the Yanzhou Coal Industry. The basis of the company’s approach to safety is an integrated combination of safety culture, a pre-control system for support, and a refined system of emergency management. In 2014, the company achieved zero fatality rate per million tons of coal.

Safety · Production 57 1 Safety culture Safety at Yanzhou Coal Industry is predicated on the concept of ‘people-oriented, prevention-focused safety development’ – and especially to the promotion of an safety culture ‘ingrained’ at all levels of the company and all aspects of daily activities. Goal Concept Elements Prediction people-oriented Pre Pre—Presumption -intrinsic safety Safety first control Forecasting prevention-focused education Warning 2014 Social Responsibility Report

Implementation 58 2 Risk pre-control systems Five interrelated, interlocking systems of risk pre-control management are in place to support the company’s safety management elements. The systems are subject to continuous refinement and improvement in practice. Concept-guided system Rules and norms system Technology-supported system Quality promotion system Mechanism guaranteed system Concept-guided system Positioning of safety work, place emphasis on safety first Safety is always the most important component of each work process; this system demonstrates our safety value of “People are the top priority” Emphasis on work safety, people-oriented Emphasise that life is valuable; when talking about safety, the theme should be ‘caring for life and safety’ Safe work methods, focus on pre-control In safety management, the prefix ‘pre’ should be highlighted; ‘pre’ is the key to prevention and a safe work environment Safe work attitude, encouraging critical thinking Always emphasise ‘never talk about results’, ‘pressing time’, ‘risks everywhere’; instead, believe in ‘risks can be controlled and accidents can be prevented’. Rules and norms system ‘Safety technology audit system’ ‘Safe production responsibility system’ ‘Hidden investigation governance ‘Implement rules of safety responsibility’ ‘Business security responsibility’ management approach’ ‘safety technology operating manual’ Duty mission ‘Interim measures for coal mine safety ‘supervision and inspection’ ‘Coal mine safety quality standardisation standards’ ‘Safety executive accountability measures’ ‘Mining face operating procedures’ ‘Safety assessment methods to quantify the ‘Standardisation standard operating positions economic reward and punishment’ Yanzhou Coal Mining Company Limited

Safety · Production 59

Technology-supported system

In order to effectively minimise major disasters like the spontaneous combustion of coal seams, gas, coal ash and bump, the company has developed the technique of longwall top caving mining (with independent intellectual property rights). This tackles problems such as tuberculosis that are usually inherent to the comprehensive mechanized mining of iron sulfide and these coal seams with rock content. The Company developed "ZY13000/26.5/57" big-height-cutting roof support, optimized compatibility of longwall equipment to improve mining process of big-height-cutting with one slice. We promoted the trial application of technology of big-height-cutting with one slice for thick coal seams with big power header roader, all-hydraulic rock-drilling jumbo and high efficiency loader to improve overall development and mining production capacity. Adhering to the direction of upgrading mining equipment of being heavy, highly reliable with larger power, the Company invested RMB 1.3 billion on equipment upgrading to improve overall development and mining production capacity of single longwall workface.


Technology-based innovation
Mechanization
Automation
System Safety
Equipment Upgrading
Improved Technical Measures
IT application

Quality promotion system

The company carries out regular safety training and education for all staff, including such activities as off-work training, on-site internship, classroom teaching and imitation training. The aim of these exercises is to increase staff members' risk awareness and their ability to prevent and manage risk.


Strengthen safety awareness
Enlarge safety knowledge
Enhance safety skills
Focused on "Level 4and 5"joint for practical training
3 key components
Institutes
Trainers
Materials
Improve quality, standardize behavior, eliminate unsafe elements

Corporate training: The Safety Supervision Department leads the company's safety training, including the areas of design, guidance, supervision and assessment. Training content includes: national safety laws, rules, policies, production safety regulations and requirements, basic fire safety, characteristics of production, accident prevention, and major accident responses.

Unit training: The safety training team of each unit is responsible for the safety training program of its own unit, and the implementation of various types of emergency safety training.

Workshop training: Each workshop is responsible for the implementation of independent safety training.

Tip

In 2014, 'three staff positions' safety training attracted 15,911 person-times, including 2,710 team leaders, and staff safety training rate, must-know rate and employment with certificates reached 100% More than27,000 employees participated in the post safety training with necessary knowledge and skills. We organized 260 times of pre-shift speeches, micro-safety-film shows, tours on accidents case study with more than 40,000 person-times involved in these activities.

2014 Social Responsibility Report

Implementation 60 2 Risk pre-control systems Mechanism guarantee system Though mechanical innovation and institutional construction are inseparable, each has its own focus. Institutions mainly play a normative role, while mechanisms mostly concern motivating energy, eliminating inertia, and developing internal power. 3 Highlight three subjects –safety decision, safety performance, and safety supervision Establish “3234” 2 Combine economic assessment and administrative accountability Safety Assessment Model 3 Stick to the simultaneity of great economic reward and severe economic punishment, sanctions to severe administrative accountability, and incidents reporting and warning Award 4 Connect safety with the income and the appointment and dismissal of the management, responsibility and risk mortgage of business department, the performance assessment and income and of the safety supervision personnel, the salary distribution and job adjustment of employees. fine Responsibility implemented Safety performance assess blame and Ensuring appraisal punishment Regulation executed The company requires a cooperative effort by managers. company management and staff at all levels to maintain an ‘all-dimensional’ system of responsibility. To achieve this, the company vigorously promotes its responsibility system to all levels, positions and processes in keeping with the goals of a closed-loop management model with devolved responsibilities, responsibility assessment and performance improvement. The company signed Each business unit implements liability agreements with responsibility in whole each business unit to production management delegate responsibility process in accordance with the Delegate Responsibility Liability Agreement responsibility implementation Enhance Safety responsibility Job Responsibility Improvement appraisal Analyze and assess safety established detailed criteria risks in each unit, work out instruction on coping with appraisal, announce monthly major safety issues arisen accidents report, make from production to improve safety production as crucial safety management level. indicator in KPI system. Yanzhou Coal Mining Company Limited for safety production

Safety · Production 61

3 Emergency management

The company attaches great importance to taking precautions, continuous improvement of emergency management systems, the building of emergency management teams, formulation of emergency plans, and regular emergency drills. All of the above enhance its capability to minimise and deal with emergencies.

Emergency management appraisal	Amended "Yanzhou Coal production emergency plan", established emergency rescue command body and duty office
Emergency management organization	Improved emergency management system of "classified management with decentralized responsibility, integration of business-wise and regional wise and being localized"
Emergency plan management	The Company emergency plans consist of 1 General Emergency Plan and 14 special emergency plans. According to "3-year"emergency drill plan and annual drill plan, the Company and the business units conducted 229 drills with 556 on-site disposals and with involvement of 20,489 man times.
Emergency education and training	The Company conducted 3 training courses with 105 people participation. Business units held 189 training courses with 16,756 people participation. We held 107 issues of propaganda boards, dispatched 17,889 propaganda materials, made 139 TV program to spread emergency knowledge, published 1128 articles on newspapers and magazines.
Emergency taskforce	The Company has its own Mine Rescue Brigade consisting of 8 squadrons and 24 squads with total 334enrolled staff. It also owns 3 professional fire brigades with 96 enrolled staff. We set up many part-time rescue teams to cope with all kinds of accidents and natural disasters with 10,416 people involved. We have established medical rescue teams.
Emergency supply reserve	According to Emergency and regulation requirements, the Company Logistics Supply Center procures and store emergency related equipment and materials as reserves and set up files together with General Coordination Room and Safety Inspection Department. The reserves and files are taken care of by special staff. There are 146,047 pieces in total as Emergency Reserves.
Emergency platform	Established Emergency Command Platform with communication network covering all units of the Company, and built up data base including emergency materials, rescue teams, social organizations and escape routes, providing effective technical support for safety production.
Emergency Disposal	Implemented regulation on Emergency disposal imposed strict requirements for 24 hours on-duty system for safety production coordination and on duty for emergency, specified emergency disposal procedures for different disasters, main points in disposal and classification of responsibility, to guarantee rapid reaction and correct disposal.
Emergency management Demonstration site	To meet the requirements of "Suggestions issued by Shandong Provincial Government Emergency Management Office on the establishment of emergency management demonstration site", the Company carried out campaign to establish emergency management demonstration sites and all units reached the standards.
Emergency Shelters	The Company established 53 surface emergency shelters and 85 underground rescue caches with eye-catching signs

6 Risks-avoiding Systems in Underground coal mine


Safety monitoring system
personnel location system
Emergent risk-avoiding system
6 Risks-avoiding Systems
Air pressure self-rescue system
Communication &liaison system
Water supply rescue system
Effectively reduce risks
Increase risks prevention and emergency rescue capacity
Guarantee life safety in hazardous environment

2014 Social Responsibility Report

Care · Staff Protection of rights and interests Occupational health Staff training Staff development Care for employees Yanzhou Coal Mining Company is a ‘people first’ company: people are the key to our development and success. The company integrates respect for its employee and best staff practice into all its strategies and operating activities. Our goal is to nurture each individual’s development and to stimulate their enthusiasm, initiative and creativity.
Yanzhou Coal Mining Company Limited

Care · Staff 63 1 Protection of rights and interests A trustworthy, dedicated and efficient team is Yanzhou Coal Mining Company’s most precious resource. As a people-oriented company, we are dedicated to the protection of each staff member’s rights and interests. 1.1 The company is in full compliance with the stipulations contained in the ‘Labour Law of the People’s Republic 1.1 Labour relations of China’ and the ‘Labour Contract Law of the People’s Republic of China’. The company’s labour contracts with all employees are based on the principles of equality, free will and consensus. Our contract signing rate is currently 100%, and employment rate on record is also 100%. As part of our corporate social responsibilities, the company advocates compliance with the ‘Universal Declaration of Human Rights’, as well as observing international conventions, national laws and regulations concerning human rights. We respect and uphold the human rights of employees and other associated persons, especially in the areas of health, safety, freedom, wages and welfare. 1.2 The company strictly enforces the standard work-hour system. Its employees enjoy statutory paid vacations, Legal including statutory holidays, annual leave, marital leave, family leave, funeral leave, maternity leave, sick leave employment and work-related injury leave.The company also funds various types of social insurance for its employees. In regard to employment, salaries, promotions, dismissals and retirement, the company has no discriminatory provisions against the race, social status, nationality, religion, physical disability, gender, sexual preference, union members, political affiliation and age of any prospective or current employee. The company also strives to eliminate discrimination in its daily activities. The company consistently abides by national laws and stipulations. For example, the company does not use child labour as defined by the ‘Provisions on Prohibition of Child Labour’. Employees are allowed to choose their jobs freely. If an employee resigns, the company will not restrict the employee’s choice of a new job in any way (for example, by withholding the employee’s certificates or records). 1.3 Each grass-root unit within the company is encouraged to establish a ‘double representative conference’ Political rights system and hold periodic meetings with staff and labour union representatives. Important documents such as collective contracts, collective wage agreements and special contracts for female workers should be submitted to the conferences for deliberation. The company has established an employee director board and a staff supervisor system to strengthen the representation of employee rights and interests in corporate governance. 2014 Social Responsibility Report

Implementation 64 1 Protection of rights and interests In cooperation with workers’ congresses, public media, Company TV stations and websites, the company publicizes issues of employee concern and guarantees their rights to know, to participate and to supervise. In 2014, Dongtan Coal Mine was also awarded the titles of “Harmonious Industrial-relation Enterprise” and ‘advanced units of democratic management’ in Shandong province. Xing Longzhang, Jining No.3 and Dongtan coal mines won prizes for excellence in National “Safety and Health Cup” Competition. 1.4 The company has done a lot of work in implementing labor law, trade union law and Law on the Protection of Protection of female Women’s Rights and Interests, bringing women workers committee into full play, highlighting consultation on workers’ rights and an equal basis, carrying out the collective contract signing for female workers’ special benefits, implementing interests the annual female workers health check-up system and defending their rights and interests. 1.5 The company has formulated the Regulations on Letters and Visits, stipulated the procedures for complaints, Handling of established an office to take care of such issue, including the set up of general manager mailbox and complaints encouraged employees to make known their troubles and lodge their complaints at work. The company also established some appealing channels for resolving discrimination. Employees can appeal through the proposal of Congress of Workers, through writing letter or paying visit or seminars for workers. In 2014, there were no appeals for discrimination. Yanzhou Coal Mining Company Limited

Care · Staff 65 2 Occupational Health Yanzhou Coal Mine Cooperation has made and put into force the Occupational Safety and Health Management Measures and Responsibility System for Prevention and Control of Occupational Harm, bringing the prevention and control of occupational hazards into standardized management and orderly propelling the launch of the former. Besides, the construction of standardized dust proof mines was started, innovation in technology and equipment was promoted and high power dust removal fans to reduce dust concentration were installed; refrigeration and cooling system and partial ventilator were added to lower the ground temperature of the working environment; routine inspection of equipment and pipes and lines were strengthened to effectively avoid the leakage of toxic and harmful substance. Standards for labor protection articles were made and implemented; workers were organized to have regular health checkup; recuperation mechanism was improved; professional health care programs were conducted. In 2014, the company arranged professional health care programs for 4624 employees, arranged recuperation for 387persons and arranged honorary recreational activity for 2000 people. All business units organized health examination for 100% employees in accordance with collective employment contract. 2014 Social Responsibility Report

Implementation 66

3 Employee Training

Focusing on the 'Three Groups of Talents' program, the company establishes the plan of talent development, improves the technique of management and advances the professional and applied skills, which has provided a strong foundation for the sustainable development of the company.

3.1 Education and Training System

In order to adapt to the plan of strategic transformation, the company has decided to improve the training system in accordance with the training mode of 'unified leadership, centralized management and decentralized responsibility, implementation by category'.


Staff ability promotion
Corporate strategy Post demand Personal promotion
Staff occupational development plan
Training demand analysis
Training plan
Training implementation
Training result Evaluation
Curriculum System, Teaching Material System, Teachers and Teaching Equipment etc.
Training Management System (Training Management, Material Management, Teachers Management, Planning Management, Expenditure Management)
Operational Level
Resource Level
Institutional Level

3.2 The Implementation of Education and Training Program

'Safety Training Brand' has been founded by the Safety Skills Training Center. The company has passed the acceptance test organized by The State Administration of Work Safety and obtained the qualification of 'first class safety training institution'. Meanwhile, two national training bases, Jining No. 2 Coal Mine and Baodian Coal Mine, have been established and both of them have been connected to the remote education network with "2,3" training management model, and was named by the State Coal Safety Supervision Bureau as "National coal mine safety training demonstration base".

The Company optimized the training resources by inviting trainers to train our employees, adopted flexible training methods, implemented extensive training on safety production, operation and management, conducted diploma and degree education.

Tip

In 2014 the Company conducted all kinds of training courses for total 97,805 man times, among which, 6586 man times received ideological education, 2386 man times received management training, 2692 man times received continuing education, 20553 man times received skill training, 58001 man times received safety training,3418 man times received job-transfer training, 2862 man times received other training.

In 2014, the company organized vocational training for 4917 employees from 31 kinds of job positions and evaluated 5751 employees from34 kinds of job positions. Currently, the company possesses a large pool of talents: 351 senior technicians, 1324 technicians, 6767 senior workers, 7109 intermediate workers and 2064 primary workers. In order to expand the promotional channel, the company has adopted a combination of assessment and examination method to encourage staff to obtain various technical titles. At present, among the management personnel, 869 people have gained senior titles, 2738 people intermediate titles and 3135primary titles.

Yanzhou Coal Mining Company Limited

Care · Staff 67 4 Staff Development The company developed a scientific and rational staff career development plan, the establishment of staff-selection mechanism such as talent introduction, job rotation and open competition provides a broad stage and room for staff development. The company fully explores staff’s potential and builds the “green corridor” for the staff with these principles in mind to “break the three boundaries, provide three channels and insist on the four determinants”. The three boundaries Breaking the boundaries of identity: in the past, only permanent staff can be promoted to management positions, and now it is extended to collective and contract employees. Breaking the boundaries of ownership: also to attract talents from the collective and private enterprises; Breaking geographical boundaries: to attract talents globally. The three channels Ordinary staff development channel: ordinary employees can develop from unskilled, junior, senior technician to management positions; Professional technician development: professional technician can go up from the technician, assistant engineer, engineer, senior engineer to management positions; Management staff development: general managers are promoted from the clerical, section member, section leader, department leader, and bureau leader, thus providing a wide path for staff development. The four determinants To keep talents by offering a promising career, satisfactory salary, harmonious relation and comfortable environment. 2014 Social Responsibility Report

Implementation 68 5 Care for employees 5.1 In order to improve employees’ living quality and feeling of happiness, the company provides Generous welfare competitive welfare and salary benefits to employees, which include summer high temperature benefits allowance, housing allowance, holiday solatium, night shift allowance, wage subsidies, harmful toxic post allowance, self-taught reward for staffs who graduated from continued education, etc. Under the condition of coal market downturn, the company has not defaulted on employees’ wages and maintained stable income for employees. 5.2 In 2014, the company actively promoted the housing reform, with the completion of infrastructural Optimization of facilities and the improvement of the living environment. The company especially completed the living conditions heating supply logistics equipment in workers’ residential area. In accordance with the national and provincial regulations on shantytown renovation and related work requirements, the company actively promotes the paces of shantytown renovation. In 2014, Baodian Coal mine completed the construction of compartment building with total 135600 square meters as part of shantytown renovation project. Nantun coal mine stage I shantytown renovation project had completed with 460 household moved into newly built compartment building, meanwhile, stage II shantytown renovation project is under development. In 2014, the Company applied and obtained RMB54.91 million special-purpose subsidy for shantytown renovation from the government, among which, RMB 23.73 million was financial subsidy from central government, RMB 23.18 million was subsidy for related infrastructure construction. Yanzhou Coal Mining Company Limited

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5.3 Launch of warm heart project

The company perfects workers' rights protection system and sets up poverty warmth funds, trying to forge family cultural patterns.

The Company improved the mechanism of assisting the poor with a warn heart, made "the Company Rules of Assisting the Poor and Helping the needy (provisional)", changing the project from presenting gifts and money on festival days to long term assistance provision mechanism. During the New Year's Day and Spring Festival in 2014, senior management of the Company paid visit to the needy workers and disabled workers of 120 households and distributing solatium of RMB 240,000. The company granted total funds of RMB 2.8 million to the needy workers of 3100 households, paid survivor benefits of RMB 165,000 to the dependents of 55 deceased workers, conducted "Charity Day" program with 56361 staff donating RMB 1.0378 million as charity fund.

5.4 Caring for needy families, helping poor students

On Children's Day, the Company issued RMB 105,800 to help the children of 134 households. We actively developed "Autumn Student Aid Program" and "Love Devotion "activity, granted RMB 420,000 scholarship to 163 students for their enrolment in colleges. We injected RMB 4.76 million set up "Emergency Help Fund", helping 3100 persons in difficulties.

5.5 Enhance employee satisfaction

The company conducted employee satisfaction survey activities regularly focusing on the safety production, working conditions, democratic interests, the living environment improvement, occupational health protection and other aspects. There were total 5200 respondents including senior management, departmental management staff, general management staff and front line workers.The survey results showed that the employees held a positive attitude on the increase of work and livelihood index, considering them enjoyed the dividends of reform and development of the company, and lived a generally improved quality of life. Company employees became more concerned about the reform and development of the company, more cherished the "Yanzhou Coal" reputation and status in society.




轻爽回家

2014 Social Responsibility Report

70 Reciprocation · society Ideal Homeland Social Welfare Partnership support Yanzhou Coal is always convinced that: to help others is helping itself. Yanzhou also knows to contribute to the community is the responsibility of a successful corporation. Over the years, Yanzhou Coal Industry has always adhered to this belief and put into regular practice. In 2014, the company bore in mind the mission and continued to invest in building a warm home, participated in community work and rendered help in other fields.
Yanzhou Coal Mining Company Limited

Reciprocation · society 71 1 Ideal Homeland The company concerns about employees’ life, and actively promotes a warm home, “green, bright and beautiful house”, “building of canteen, shower room and dormitory” and shantytowns construction. Changing the concept of servicing, improve the service standards and enhance workers’ well-being, with an employee satisfaction rate of over 98%. The company continues to promote the construction of a warm home. In the difficult economic situation, the Company still arranged special fund for innovation and repair of heating system, water supply system, power supply and employees dormitory building. Implementing the “green, bright and beautiful house” project, the company created a clean and environmental friendly community, realized fine management of environmentally clean process and helped to greatly improve community greening coverage. 2014 Social Responsibility Report

Implementation 72 2 Social Welfare 2.1 The Company adopted all kinds of measures available to take good care of children from poor Love Devotion families in the communities to promote regional harmony. Tip On 21th, December 2014, Jining No. 3 Coal Mine “Love Devotion” Team visited Zhangzhuang Town and carried out program of “providing warmth in cold winter”. The team donated RMB 12350 in a way of “one-to-one education assistance” to students from 10 primary schools and 4 secondary schools. They donated 4000 winter clothing, 50 pairs of shoes and 2000 pieces of stationary. 2.2 The Company improved river bank governance standard to provide protection against flood, Conducted repaired subsided roads and removed power supply lines from subsided area to eliminate subsidence the risks aroused from coal mining early in time, relocated the villagers from their houses with governance in the mine areas fractures caused by mining activity. 2.3 The company actively performs the corporate citizen responsibility. By combining the Provide jobs development of the company with the easing of employment pressure, the company provides to ease the different levels of jobs, recruiting new employees from college graduates and veterans at regular employment pressure intervals, thus to alleviate the employment pressure and share the burden of the society. Promote the construction of mining area urbanization. Yanzhou Coal Mining Company Limited

Reciprocation · society 73 2.4 In accordance with the local government new rural construction and the requirements of facilitating new urbanization, the Company kicked off the project of relocation the villages on the surface of rural construction mining areas to release land and coal resources and improving the housing standard with better in the mining areas environment. In 2014 the Company accomplished relocation of 6 villages which are previously located in the mining surface of Nantun coal mind, Baodian coal mine and Beisu coal mine, respectively. By rehabilitation of subsidized land and ecological restoration, the Company made effort to realize manifold benefits for the Company, local government and local community as well as the integration of economic and social benefits. 2.5 The company continued to improve their economic benefits at the same time, in accordance with the Serve the local “complementary advantages, benefit-sharing, coordination in hand” principle, actively implemented economy the integration with the regional economy, cooperation and win-win strategy to enterprises, spawned “regional economic effect”, drove the company’s surrounding area to achieve regional economic growth and industrial structure upgrading. In 2014, the Company paid about RMB 1.7 billion for the compensation of village relocation, land subsidence and related greens and affiliated buildings , rehabilitation of subsided land, occupation of cultivated land, riverbank governance, road repair and relocation public utility lines. Natun Coal Mine won the honorary title of “Advanced Unit in the Establishment of Harmonious Community in the Coal Industry”. 2014 Social Responsibility Report

Implementation 74 3 Partnership support The company participated in thousand-village poverty alleviation project in Shandong Province, with Si Shui county Shengshuiyu town as its support target. Since 2012, the company invested 9 million yuan for strengthening rural infrastructure, construction of water conservancy facilities and roads, growing economic forest and improving village appearance. Yanzhou Coal Mining Company Limited

Cherish the resources to create value. Accountability for performance, make evergreen a reality. With shared values to win stakeholder satisfaction. Achievements Operating Results; Environmental Performance; Social Contribution; Honors in 2014

Achievements 76

Operating Results

1 Economic indicator

Total asset (RMB 100 million)


1600
1400
1200
1000
968.90
1221.65
1274.58
1330.98
2011
2012
2013
2014

Revenue (RMB 100 million)


800
600
400
200
470.66
581.46
564.02
603.71
2011
2012
2013
2014

Net income (RMB 100 million)


87.45
80
60
40
20
60.66
7.77
7.66
2011
2012
2013
2014

Return on equity (%)


40
30
20
10
20.60
13.32
1.93
1.98
2011
2012
2013
2014

Other major economic indicators

No.	Item	Unit	2011	2012	2013	2014
1	earnings per share	yuan	1.78	1.23	0.16	0.16
2	Net asset	10 thousand yuan	4245148	4553003	4037868	3872585
3	asset-liability ratio	%	56.19	62.65	68.32	70.90
4	velocity of liquid assets	%	1.73	1.94	1.84	1.73
5	ratio of profits to cost	%	34.92	11.34	-1.03	2.62

Yanzhou Coal Mining Company Limited

77

2 Innovation Indicators


Science and technology investment, 2010-2014 (unit: ten thousand yuan)
35000
30000
25000
20000
15000
10000
5000
7061
35643
30159
27720
3393
2010
2011
2012
2013
2014


Statistics of provincial and ministerial level scientific and technological awards, 2009-2013 (unit: item)
70
60
50
40
30
20
10
31
55
30
18
65
2010
2011
2012
2013
2014


Statistics of the number of patent applications and licensing, 2010-2014 (unit: item)
number of patent applications
total number of patents licensed
number of inventional patents licensed
23
24
6
51
32
9
67
47
9
45
71
9
49
25
12
2010
2011
2012
2013
2014


Accreditation results tables, 2010-2014 (unit: item)
number of achievements
Of which, number of achievements reaching international standard
21
18
34
28
35
25
23
22
27
25
2010
2011
2012
2013
2014

2014 Social Responsibility Report

Achievements 78

Environmental Performance

The Assessment of the Energy-Saving Performance in 2014

Number	Items		Identified Unit	Identification Level
1	SO2 Emissions (ton)		5988.6	5101
2	Nitrogen Oxide Emissions(ton)		5441	4505
3	COD Emissions(ton)		964.9	286
4	Ammonia Nitrogen Emissions(ton)		91.96	56.1
5	Reuse Rate of Mine Water(%)		92	93.3
6	Reuse Rate of Domestic Sewage(%)		65	66.5
7	Power Consumption of Coal Preparation (Kilowatt-hour/ton)		6.8	5.26
8	Standard Coal Consumption of Electricity Generation (Gram/Kilowatt-hour) (excluding heating Supply)		376 (430)	374 (428)
9	Water Withdrawal for Coal Mining (Cubic Meter/Ton)		0.36	0.18
10	Water Withdrawal for Coal Preparation (Cubic Meter/Ton)		0.13	0.02
11	Water Withdrawal for Electricity Generation (Cubic Meter/10 thousand Kilowatt-hour)		42	38.5
12	Physical Quantity of Energy Consumption	Raw coal (ton)	4280	4860
		Middlings (ton)	127600	150500
		Slurry (ton)	760600	920065
		Power (ton)	87852	109850
13	Total Energy Consumption (Tons of Standard Coal)		690500	594050
14	Energy-saving (Tons of Standard Coal)		6900	7500
15	Significant projects		13	Implementation


WORLD

Yanzhou Coal Mining Company Limited

79


Sulfur Dioxide Emissions (Ton)
5529.2
5039.2
5266.2
5101
5500
5400
5300
5200
5100
5000
2011
2012
2013
2014


COD Emissions (Ton)
380.68
460
331.47
286
600
500
400
300
200
100
2011
2012
2013
2014


Utilization Rate of Mine Water (%)
95
92.96
95.52
93.3
100
95
90
85
80
75
2011
2012
2013
2014


Utilization Rate of Sewage (%)
66.2
66.5
65.35
66.5
100
80
60
40
20
2011
2012
2013
2014


Energy Consumption of Coal Production (Kilograms of Standard Coal/ Ton)
3.56
3.44
3.34
3.31
4.5
4
3.5
3
2.5
2
2011
2012
2013
2014


Recovery rate of Coal Resources (%)
81.62
81.45
81.17
81.28
85
80
75
70
65
60
2011
2012
2013
2014

2014 Social Responsibility Report

Achievements 80

Social Contribution

1 Safety Indicators

Safety Indicators	2011	2012	2013	2014
Input for Safety Production (10 thousand yuan)	39927	114307	104349	112528
Times of Safety Training Sessions	58	58	62	64
Number of Employees Participating in Safety Training (person time)	14427	16274	17569	58001
Rate of Personnel with Special Operational Certificate (%)	100	100	100	100
Number of Seriously Injured	0	0	0	0
Number of death	0	0	0	0



Mortality Rate of Yanzhou Coal Mining Company Limited per Million Tons of Coal Compared to the National Average
National Average
Yanzhou Coal Mining Company Limited
0.8
0.6
0.4
0.2
0.564
0.374
0.293
0.257
0
0
0
0
2011
2012
2013
2014

2 Staff Indicators

Staff Indicators	2011	2012	2013	2014
Total Number of Employees	68642	69381	73046	68193
Number of Female Employees	18801	18080	18261	19863
Rate of Signed Contracts among Employees (%)	100	100	100	100
Number of Annual Recruitment	2193	507	1942	407
Number of Employees under Training (person time)	84244	79469	61513	97805
Coverage of Social Security (%)	100	100	100	100
Rate of Employees Joining Labor Union (%)	100	100	100	100

The Company has always given priority to the public responsibility, staff rights, staff development, regional development and participation in welfare activities, which are important for practicing social responsibility.

In 2014, the social contribution value per share of Yanzhou Coal Mining Company Limited is 4.52 yuan (Chinese Accounting Standards) and 4.22 yuan (International Financial Reporting Standards).

The measure for social contribution value per share is: based on the basic earnings per share the company has created for shareholders, plus the tax the company has created for the country, wages paid to employees, loan interests paid to banks and other creditors, the external donations and creation of value for other stakeholders during the reporting period, then deduct other social costs caused by environmental pollution etc.. The measure for social costs caused by environmental pollution etc. should include all taxes and fees the company paid in accordance with relevant state regulations, such as sewage charges, fund of coal sustainable development, compensation for soil erosion, deposits for mine environment restoration.

Yanzhou Coal Mining Company Limited

81

3 Personnel Structure


Personnel Structure
8% Management Personnel
6% Engineering Technicians
86% Production and Supporting Personnel


Education Background Structure
10% Junior High School and Below
58% Secondary Education
32% Junior College and Above


Geographical Distribution
Shaanxi Province 873
Inner Mongolia 1446
Shanxi Province 1201
Australia 2027
Canada 8
Shandong Province 62638

4 Welfare Indicators

2014 welfare indicators	Amount (RMB10 thousand)
Consolation fund for the needy and disabled employees	24
Funds for the needy employees	280
Subsidies for family dependants of the deceased	16.5
Charitable donation	103.78
Consolation fund for the needy children	10.58
Student Grants	42
Fund for difficulties and emergency solution	476

5 Win-win Cooperation Indicators

Performance Indicators	2011	2012	2013	2014
Tax Amount (100 million yuan)	79.78	68.09	65.94	63.00
Dividend per Share (yuan/10 shares)	5.70	3.60	0.20	0.20
Total Cash Dividends (100 million yuan)	28.04	17.71	0.98	0.98
Issuer Credit Rating (level)	AAA	AAA	AAA	AAA
Rate of Contract Compliance (%)	100	100	100	96
Major Partners Complaints	0	0	0	0
Major Law Violations	0	0	0	0

2014 Social Responsibility Report

Achievements 82 Main Honors in 2014 No. Awards Awarded by 1 National Quality Prize China Quality Association 2 Contract First,Credit First Enterprise State Administration for Industry and Commerce 3 2014 Platts Top 250 Global Energy Companies Rankings Platts Energy 4 Excellent Board of Directors Award 10th Gold Round Table Award for the Board of Directors among PRC Listed companies Board of Directors Magazine 5 Shandong Provincial Science and Technology Awards Shandong Provincial Government 6 China National Coal Association Science and Technology Awards China National Coal Association Yanzhou Coal Mining Company Limited

2015 Outlook Taking the initiative, striving forward Sustainable development, fulfilling obligations Enjoying a better 2015

2015 Outlook 84 2015 Outlook In 2015 the Company will be well positioned to cope with unprecedented challenges to seek for opportunities for business transportation and development. We will implement all possible measures to promote the innovation and upgrading of our industrial chains, management and operation models as well as our core technology. We are confident to make Yanzhou Coal Mining an international comprehensive lean energy provider to maximize returns to our shareholders. Strengthen Market Development, Ensure Stable Growth of Production and Operation The company will spare no effort in improving coal production and coal quality with minimum cost, best quality and maximum profit. We will optimize production system to increase productivity and economic efficiency, implement new operation policy of “increasing production of clean coal, increasing plump coal product portion and increasing the blended coal volume.” And meanwhile, we will focus on market exploration with innovative marketing strategy to secure our long term strategic end users, develop and expand market share in new markets. We will shift our main concern from volume expansion to quality and efficiency upgrading. Using the experience of “contracted energy management” model, we will provide our consumers with comprehensive energy solution to add value to both parties. We will consolidate our business by integrating marketing, supply, trade and logistics to achieve enhanced synergy to construct an accurate delivery circle of bulk materials within 24 hours. Stimulate Technical Innovation; Enhance the Capacity of Innovative Drive The Company should integrate the platform resources of technology research and development, develop the medium and long-term planning of science and technology, formulate the major science and technology programs centering on industrial upgrading, product transformation, cost reduction and efficiency enhancement, implement the system of chief scientists. The Company should advance the deep integration of the modern technologies and traditional industries, develop and apply the safe and effective production technologies and equipments of coal mining and coal chemicals featuring information, automation and intelligentization for the promotion of the Company’s core technology advantages of the traditional industries. Focusing on the commercialized development of the Ultra Clean Coal (UCC), the Company should grasp a number of the core technologies to support the development of new energy and strategic emerging industries, through the technology researches of clean coal utilization, efficient coal combustion and alternative modification, etc To provide the big data supports to the model innovation, operations transformation and management upgrades, the Company should accelerate the building of the intelligent information platform of fine procurement, precision marketing, lean production and elaborate cost controls, relying on the technological means of big data, internet, web of things and cloud computing, etc Strengthen Energy Conservation and Cmissions Reduction, Explore the Green Development Patterns The Company should earnestly implement the new “Environmental Law”, strictly implement the responsibility system, accountability system and one-vote negation system of top leaders on energy conservation and environmental protection, and accelerate the building of energy saving, low carbon enterprises and Yanzhou Coal Mining Company Limited

85 ecological civilized mining areas. Deepening the “Three Saving” competitions, the Company should highlight energy structure optimization and energy saving technical revamping, pay special attention to the management of waste water, waste gas and other wastes and strengthen the operation management of the environmental protection facilities. Adhering to the directions of industrialization, marketization and efficiency, the Company should implement comprehensive treatments of waste water, refuse subsidence, realizing the decontamination and detoxification of pollutants, resource reuse and resource recycle. Strengthen Safety Management, Improve Security Capacities We will thoroughly carry out new Safety Production Law, take security line as the “life line, responsibility line and high-voltage line” in a realistic way. We will improve occupation health security system and working conditions to protect staff’s life and health. We will focus on major hazards identification and control and formulate control scheme by industry and area. We will optimize security performance evaluation model, enhance 4 constructions in terms of safety production Stress on Personnel Cultivation, Build a Top-class Talent Team We will implement the “quality enhancement project”, train workers in a holistic manner to increase its pertinence and time effectiveness. We will put forward career management and make paths of various talent careers remain unblocked. We will comprehensively improve the cultivation and stimulation of talents with high quality, versatility and innovative thinking, establish a more effective incentive mechanism for the development of staff self-training, cast a micro-innovation value shared mechanism with more excitation effect. We will encourage staff’s innovation in processing and technology as well as technological invention. We will learn to implement internally-developed patent, acquisition of usage right or profit division to ensure that innovators can share the fruit of profit and innovation becomes an authentic core drive for company development. Create a Harmonious Environment, Achieve a Win-win Development of Each Other Involved To create a harmonious environment, to achieve a win-win development of each other involved. Meanwhile, our company are always concerned about and supporting the public welfare undertakings, insisting on alleviating the poverty, making donations to help poor students receive education. Yanzhou Coal Mining Company Limited will unswervingly uphold the strategic positioning of “being led by innovation, driven by value with excellent brand”, aiming at the industrial direction of “coal-based business diversification with coal business becoming better and stronger, innovation in clean coal energy, optimization of non-coal business development, collaborative development of modern services”, push forward innovation and upgrading of industrial chain, operational mode and core technologies. Yanzhou Coal Mining will be practically shaped into a global comprehensive service provider and create a visionary platform for our shareholders and staff. 2014 Social Responsibility Report

Global Reporting Initiative (GRI) indicator index (G3.1)

NO.	NO.	G3.1 indicator's related requirements.	index
		1.Strategy & Analysis	
1	1.1	Statements of the institutions' highest decision-makers (eg, president, chairman or equivalent positions) on the relationship between sustainable and corporate development and strategy	P2-P6
2	1.2	Description of major influences, risks and opportunities.	P2-P6
		2.Institution Introduction	
3	2.1	Name of institution.	cover page 1&4, report description
4	2.2	Primary brands, products and/or services.	P2-P6
5	2.3	Institution's operating structure, including main divisions, operating companies, subsidiaries and joint ventures	P6-P7
6	2.4	Address of institution's headquarters.	cover page 1&4,report description
7	2.5	In which countries does the institution operate? Which countries provide the majority of its business? Which countries are especially relevant to the sustainable development described in the report?	P2-P7,P19
8	2.6	Nature of ownership and legal form.	P10-P14
9	2.7	The institution's markets (including types of regional divisions, supplied industries and customer beneficiaries)	P42-P43
10	2.8	Report on the institution's scale.	P2-P6
11	2.9	Report on major changes to the institution's scale, structure and ownership during the reporting period.	P2-P6,P10-P14
12	2.10	Report on awards received during the reporting period.	P32
		3.Report Specification	
13	3.1	Information payback period (eg, fiscal/calendar year).	Report description
14	3.2	Date of the last report (if any).	Report description
15	3.3	Reporting period (annual, biennial).	Report description
16	3.4	Point of contact for this report or enquiries on its contents.	Report description
17	3.5	The process of defining report content.	Report description
18	3.6	Boundaries of the report (eg, countries, divisions, subsidiaries, leased facilities, joint ventures, suppliers).	Report description
19	3.7	Notes on restrictions to the report's scope and boundaries.	Report description
20	3.8	Basis for reporting on joint organisations, leased facilities, foreign procurement and other entities that may have a serious impact on the different reporting periods and/or comparability between different institutions.	Report description
21	3.9	Data measurement techniques and the basis for calculations, including assumptions and techniques, indicators and other information on which various estimates are based	Report description
22	3.10	Reinterpretation and reanalysis the informational basis (such as mergers/acquisitions, benchmark year/year change, nature of business, calculation methods) of previous reports	Report description
23	3.11	Significant changes to the report in terms of scope, boundary or methods of measurement methods, and the large differences in calculations compared to the previous report	Report description
24	3.12	List locations of various standard disclosures in the report.	Report description
25	3.13	List the institution's normal and current measures of the external certification for reporting outsourcing in the certification report attached to the sustainable development. If not listed, please explain any external certification scope and follow-up, and explain the relationship between the reporting organisation and the verifier	Not implemented
		4. Governance, Commitments & Engagement	
26	4.1	The governance structure of the institution.	P8
27	4.2	Note on whether the Chair of the highest governance has served in other administrative positions.	Undisclosed
28	4.3	For organisations with a unitary board structure, please indicate the number of independent and/or non-executive members of the highest governance bodies	Undisclosed
29	4.4	Mechanism for shareholders and employees to make proposals and suggestions on business direction to the highest governance	P8-P11
30	4.5	The direct relationship between the compensation (including departure arrangements) to the highest governance members, senior managers and executives, and the institution's performance (including social and environmental performance)	Undisclosed
31	4.6	Procedures for avoiding conflicts of interest within the highest governance body.	P8-P11
32	4.7	How to determine the qualifications and experience the highest governance members should possess, and leading members' economic, environmental and social project strategies	Undisclosed
33	4.8	Internally developed statements of mission or values, codes of conduct, and principles relevant to economic, environmental and social performance and their implementation status	P15
34	4.9	How does the highest governance body define and manage economic, environmental and social performance (including relevant risks and opportunities)? Does it possess a supervisory procedure to determine whether it observes internationally recognised standards, codes of ethics and principles?	P10-P13
35	4.10	Assess the highest governance body's own performance procedure, particularly with regards to economic, environmental and social performance	Undisclosed
36	4.11	Explain whether and how the institution acts according to the precautionary approach or principle.	P10
37	4.12	The institution's participation or support for external economic, environmental and social charters, principles or other initiatives.	P19-P20
38	4.13	Memberships in associations (eg, industry associations) and/or national/international advocacy organisations.	Not applicable

NO.	NO.	G3.1 indicator's related requirements.	index
39	4.14	A list of stakeholder groups introduced by the institution.	Undisclosed
40	4.15	Basis for defining, selecting and introducing stakeholders.	P19-P20,P45
41	4.16	Policy for the introduction of stakeholders, including the frequency of introducing stakeholders relative to different forms and groups	P19-P20,P45
42	4.17	The main projects and foci proposed by stakeholders and the institution's responses, including responses included in reports.	P19-P20,P45
		Economic Indicators	
43	EC1	Direct economic value generated and distributed by the institution, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings, and payments to capital providers and government.	P22-P37 P71-P72,P76-P77
44	EC2	The financial impact, risks and opportunities of climate change on the institution.	No statistics
45	EC3	Institution's definite proposal for staff treatment and salaries.	Undisclosed
46	EC4	Significant subsidies granted by government	Undisclosed
47	EC5	Ratio range for primary salary and local minimum salary in the institution's key operating site	P71
48	EC6	Institution's policies, measures and expenses in proportion to local suppliers in the main area of business	P40-P41
49	EC7	Ratio of local staff to managers in the main area of business.	P81
50	EC8	Institution's infrastructure investment and service status for the purpose of public welfare and its influence	P71-P72
51	EC9	The institution's understanding and explanation of its significant indirect economic impact	P10-P11
		Environmental Indicators	
52	EN1	Weight and volume of raw material.	P47-P50
53	EN2	Proportion of recyclable material within the raw material.	P47-P50
54	EN3	Direct consumption of primary energy.	P47-P50,P78-P79
55	EN4	Indirect consumption of primary energy.	P47-P50,P78-P79
56	EN5	Energy saved through dedicated measures and enhanced efficiency.	P47-P50,P78-P79
57	EN6	Energy saved through provision of energy-saving and energy-efficient products and services.	P47-P50,P78-P79
58	EN7	Measures to reduce indirect energy consumption and their effectiveness.	P47-P50,P78-P79
59	EN8	Account of total water consumption by source.	P78-P79
60	EN9	Water sources affected by the institution's use of water.	P78-P79
61	EN10	Ratio of water recycling and reuse, and its total amount.	P78-P79
62	EN11	Location and area of sites owned, leased, managed or adjacent to conservation areas, and biodiversity-rich areas of the business premises	Not applicable
63	EN12	Impact on environmental preservation and biodiversity-rich areas.	P54-P55
64	EN13	Protected or restored habitats.	P54-P55
65	EN14	Strategies, initiatives and plans for biodiversity impact management.	P54-P55
66	EN15	State the number of endangered species included on the World Conservation Union's (IUCN) Red List and in the country's protection list whose habitats are affected by the institution's operations.	Not applicable
67	EN16	Direct and indirect greenhouse gas emissions.	P78-P79
68	EN17	Other relevant indirect greenhouse gas emissions.	P78-P79
69	EN18	Measures to reduce greenhouse gas emissions and their effectiveness.	P47-P50
70	EN19	Total emissions of ozone-depleting substances.	Not applicable
71	EN20	Emissions of nitrogen oxides, sulfur oxides and other important gases.	P47-P50
72	EN21	Drainage calculated according to water quality and drainage region.	P78-P79
73	EN22	Waste amount calculated according to type and dealing methods.	P78-P79
74	EN23	Major leak material number and volume.	No statistics
75	EN24	Total volume of transportation, import and export, or disposal of hazardous wastes, and the ratio of those wastes in international transportation.	Not applicable
76	EN25	Effects of drainage or runoff on water bodies and relative habits of plants and animals.	Not applicable
77	EN26	Measures and progress to reduce environmental effects of products and services.	P47-P50
78	EN27	Ratio of recyclable products and packing materials calculated by type.	P78-P79
79	EN28	Number and amount of major punishments due to violation of environment rules.	N/A
80	EN29	Significant environmental effects of transporting products, other cargo and employees.	N/A

NO.	NO.	G3.1 indicator's related requirements.	index
81	EN30	Total investment and classification of environmental protection.	P78-P79
		Labour Practices & Decent Work Indicators	
82	LA1	Total number of employees in terms of working type, agreement and working region.	P81
83	LA2	Total number and ratio of employees' mobility in terms of age, gender and region.	P81
84	LA3	Welfare of full-time employees.	P68
85	LA4	Ratio of employees under the collective negotiation agreement.	P63-P64
86	LA5	Minimum notice period for major changes.	Undisclosed
87	LA6	Ratio of employees receiving occupational safety and hygiene guides.	P65
88	LA7	Ratio of employees with work-related injuries, occupational diseases, missed work and absenteeism, and number of employees with work-related injuries.	P81
89	LA8	Plans for education, training, consulting, prevention and risk control to aid labour and staff members/families or community members with diseases.	P68-P69
90	LA9	Health and safety topics included in the formal agreement with labour union.	P63-P64
89	LA10	Annual average training times for all types of employees.	P81
90	LA11	Plans for aiding staff career management, skill enhancement, development and life-long learning.	P66-P67
91	LA12	Ratio of employees receiving regular performance assessments and professional development evaluations.	P66-P67
92	LA13	Management structure.	P81
93	LA14	Ratio of basic pay between male and female employees.	No statistics
		Human Rights Index	
96	HR1	Total number and ratio of major investment agreements involving human rights clauses or being examined from a human rights perspective.	Not applicable
97	HR2	Ratio of important suppliers or contractors who have been subject to human rights investigation and have implemented relevant measures.	Not applicable
98	HR3	Ratio of employees who have received policy training and training time.	Not applicable
99	HR4	Total number of discriminatory events and countermeasures.	P63-P64
100	HR5	Possible major risks resulting from freedom of association and collective negotiations and measures.	P63-P64
101	HR6	Possible risks of using child labour and relevant measures.	P63-P64
102	HR7	Possible risks of forced or compulsory labour and relevant measures.	P63-P64
103	HR8	Ratio of security personnel who have received human rights training.	Not applicable
104	HR9	Total number of rights infringements of local people and measures taken.	Not applicable
		Social Indicators	
105	SO1	Implementation of operating point rate of local community involvement, impact assessment and development programmes.	P71-P72
106	SO2	Total number and ratio of business units that been subject to risk analysis for corruption.	P12-P13
107	SO3	Ratio of employees who have received anti-corruption training.	P12-P13
108	SO4	Concrete actions taken against corruption.	P12-P13
109	SO5	Stance and actions toward public policies.	P12-P13
110	SO6	Donations to political parties and organisations in various countries.	Not applicable
111	SO7	Total number of lawsuits and outcomes involving anti-competition, antitrust and anti-monopoly.	Not applicable
112	SO8	Frequency of heavy fines and total amounts due to violation of laws.	N/A
		Product Liability Indicators	
113	PR1	Proportion of products and services which passed life-cycle health and safety influence assessment.	P43-P44
114	PR2	Number of events which violated rules and voluntary codes for health and safety.	N/A
115	PR3	Provide product and service information in the format required by the assessment.	P42-P44
116	PR4	Total number of events which violated rules and voluntary codes relating to product, service information and labelling.	N/A
117	PR5	Survey results of user satisfaction and promotion measures.	P42-P44
118	PR6	Plans for compliance with laws, regulations and voluntary codes.	P43-P44
119	PR7	Number of marketing events which violated laws, regulations and voluntary code.	N/A
120	PR8	Number of events which violated user privacy and resulted in loss of users (approved).	N/A
121	PR9	Penalties due to the violation of marketing laws and regulations.	N/A

Environment, Society & Governance Reporting Guide Key Indicators Index by The Stock Exchange of Hong Kong Ltd

No.	Level	Relative Indicators	Index
		Working Environment	
1	A1	Working environment	
2		Related to salary and dismissal, recruitment and promotion, working hours, holidays, equal opportunities, diversity and other treatment and welfare: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P63-P69
3	A1.1	Total number of employees in terms of employment type, age and region.	P81
4	A1.2	Employee turnover ratio in terms of age and region.	P63-P64
5	A2	Health & Safety	
6		Provisions related to a safe working environment and protecting employees from occupational hazards: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P65
7	A2.1	Number & ratio of work-related deaths.	P81
8	A2.2	Number of working days lost due to work-related injuries.	P81
9	A2.3	Description of occupational health and safety measures, and related execution and monitoring methods.	P65
10	A3	Development and training	P66-P67
11		Policies related to knowledge and skills that can improve employees' execution of work duties, description of training activities. Training refers to occupational training, including internal and external courses paid by the employer.	P66-P69
12	A3.1	Percentage of employees attending training activities in terms of employee type (eg, senior management, middle management).	P81
13	A3.2	Average hours for completion of training for each employee, in terms of employee type.	P81
14	A4	Labour Standards	
15		Related to the prevention of child labour or forced labour: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P63-P64
16	A4.1	Description of measures to review recruitment conventions to prevent child and forced labour.	P63-P64
17	A4.2	Description of procedures to eliminate relative situations when finding violations.	P63-P64
		Environmental Protection	
18	B1	Emissions	
19		Related to the emission of exhaust and greenhouse gases, sewage to water and earth and generation of hazardous and non-hazardous waste: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations. Emissions include nitrogen oxides, sulfur oxides and other pollutants regulated by state laws and regulations. Greenhouse gases include sulphur dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride. Hazardous wastes refer to those defined in the state regulations.	P47-P55
20	B1.1	Pollutant types and related data.	P78-P79
21	B1.2	Total emissions volume (by ton) and density (if applicable) of greenhouse gases (calculated as per production unit, each facility).	P78-P79
22	B1.3	Total volume (by ton) and density (if applicable) of hazardous waste generated (calculated as per production unit, each facility).	P78-P79
23	B1.4	Total volume (by ton) and density (if applicable) of non-hazardous waste generated (calculated as per production unit, each facility).	P78-P79
24	B1.5	Description of measures to reduce emissions and progress achieved.	P49-P53
25	B1.6	Description of methods to deal with hazardous and non-hazardous wastes, measures to reduce amounts generated, and progress achieved.	P49-P53
26	B2	Resource utilisations.	
27		Policies for effective use of resources (including energy, water and other raw materials), resources available for production, storage, transportation, buildings, and other electronic devices.	P49-P53
28	B2.1	Total consumption (kWh per thousand seconds) of direct and/or indirect energy (such as electricity, gas or oil) classified by type and density (such as calculated as per production unit and each facility).	P78-P79
29	B2.2	Total water consumption and density (such as calculated as per production unit and each facility).	P78-P79
30	B2.3	Description of plan for efficient use of energy and its result.	P49-P53
31	B2.4	Description of potential problems in sourcing suitable water, the resulting plan for improving water use efficiency, and its result.	P49-P53
32	B2.5	Total weight of packing material used by finished products (calculated as per ton), and if applicable, estimate of per production unit.	P78-P79
33	B3	Environment and natural resources.	
34		Policy for reducing the significant impact of operations on the environment and natural resources.	P54-P55
35	B3.1	Description of the significant influence of business activities on the environment and natural resources, and actions taken to manage this impact.	P54-P55

No.	Level	Relative Indicators	Index
		Operating Conventions	
36	C1	Supply chain management.	
37		Supply chain management environment and social risk policies.	P40–P41
38	C1.1	Number of suppliers in terms of region.	P40–P41
39	C1.2	Description of conventions related to employ suppliers, the number of suppliers to whom relative conventions are executed, the execution and monitoring methods of related conventions.	P40–P41
40	C2	Product responsibility.	
41		Health and safety, advertisements, marks, privacy issues and remedies of products and services provided: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P43–P44
42	C2.1	Percentage of recycling in the total products sold or sent due to safety and health reasons[?].	P43–P44
43	C2.2	Number of complaints about products, services and solutions.	P43–P44
44	C2.3	Description of management related to maintenance and protection of intellectual property rights.	P43–P44
45	C2.4	Description of quality-checking process and product recycling procedures.	P26–P27
46	C2.5	Description of protection and privacy policies for consumer data, and relevant execution and monitoring methods.	P43–P44
47	C3	Anti-corruption.	
48		Related to the prevention of bribery, extortion, fraud and money laundering: (a) policy; and (b) documents that comply with and seriously violate relevant standards, rules and regulations.	P12–P13
49	C3.1	Number and results of finished corruption lawsuits proposed by the issuer and its employees during the reporting period.	P12–P13
50	C3.2	Description of prevention measures, reporting procedures and related execution and monitoring methods.	P12–P13
		Community Involvement	
51	D1	Community investment.	
52		Policies related to the understanding of operating communities' needs by community involvement and the consideration of community benefits to ensure business activities	P71–P74
53	D1.1	Focus on contribution scope (eg, education, environment, labour needs, health, culture, sports)	P71–P74
54	D1.2	Resources (eg, money, time) used in focused scope.	P71–P74,P81

Shanghai Stock Exchange Disclosed Proposal Index

No.	Proposed Disclosure of Shanghai Stock Exchange	Index
	Table 1: On strengthening listed corporate social responsibility work and publishing notice for the 'Shanghai Stock Exchange Listed Company Environmental Information Disclosure Guidelines'	
1	Article 1	Not in report
2	Article 2	P6-P7,P16-P17,P22-P37,P39-P45, P46-P55,P63-P69
3	Article 3	Not in report
4	Article 4	P76
5	Article 5: Point 1	P65,P71-P74
6	Article 5: Point 2	P54-P55
7	Article 5: Point 3	P23-P35,P67
8	Article 6	Not in report
9	Article 7	Not in report
10	Article 8	Not in report
11	Article 9	Not in report
	Table 2: 'Shanghai Stock Exchange Listed Company Environmental Information Disclosure Guidelines'	
12	Article 1	Not in report
13	Article 2	Not applicable
14	Article 3: Point 1	P47-P48
15	Article 3: Point 2	P78-P79
16	Article 3: Point 3	Not applicable
17	Article 3: Point 4	P51-P54
18	Article 3: Point 5	P50
19	Article 3: Point 6	P53-P54
20	Article 3: Point 7	Not applicable
21	Article 3: Point 8	P53-P54
22	Article 3: Point 9	P52-P53
23	Article 4	Not applicable
24	Article 5	Not in report
25	Article 6	P76
26	Article 7	Not in report
27	Article 8	Not in report
28	Article 9	Not in report
	Table 3: 'The Company's Social Responsibility Report'	
29	Article 1	Not in report
30	Article 2	Not in report
31	Article 3	Report statement
32	Article 4: Point 1	P65,P71-P74
33	Article 4: Point 2	P53-P54
34	Article 4: Point 3	P23-P35,P67
35	Article 5	P53-P54
36	Article 6	Not implemented
37	Article 7	Not applicable

Yanzhou Coal Mining Company Limited Board Secretariat Address: 298 Fushan South Road Zoucheng Shandong Province PRC PostCode: 273500 Phone: (86) 537- 5382319 Fax: (86) 537- 5383311 Email: yzc@yanzhoucoal.com.cn Internet Address: http//www.yanzhoucoal.com.cn Website for domestic: http://www.sse.com.cn Website for overseas: http://www.hkexnews.hk

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC